Exhibit 99.1

2011 annual general meeting

TELUS

March 11, 2011

WHAT’S INSIDE

Notice of annual general meeting		1
Frequently asked questions		2
Business of the meeting
1.	Report of management consolidated financial report	6
2.	Election of directors	6
3.	Appointment of auditors	7
4.	Approval of executive compensation approach — say on pay	7
About our Board of Directors
Director biographies		8
Director compensation		16
2010 corporate governance initiatives		21
Committee mandates and reports
Corporate Governance Committee		23
Pension Committee		25
Audit Committee		27
Human Resources and Compensation Committee		30
Executive compensation at TELUS		33
Report to shareholders		34
Compensation discussion and analysis		36
Executive compensation summary		54
TELUS’ equity compensation plans		67
Additional information		76
Appendices
A: Statement of TELUS’ corporate governance practices		77
B: Terms of reference for the Board of Directors		86

All financial information is reported in Canadian dollars unless otherwise specified.

WHO WE ARE

TELUS is a leading national telecommunications company in Canada, with $9.8 billion of annual revenue and 12.3 million customer connections including 7.0 million wireless subscribers, 3.7 million wireline network access lines, 1.2 million Internet subscribers and more than 300,000 TELUS TV® customers.  TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.  In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $211 million to charitable and not-for-profit organizations and volunteered 3.7 million hours to local communities since 2000.

OUR VALUES

•                  We embrace change and initiate opportunity

•                  We have a passion for growth

•                  We believe in spirited teamwork

•                  We have the courage to innovate

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NOTICE OF ANNUAL MEETING

Notice is hereby given that the annual general meeting of TELUS Corporation (the Company or TELUS) will be held on Thursday, May 5, 2011 at 11:00 a.m. (EDT) at The Royal Conservatory, 273 Bloor Street West, Toronto, Ontario for the following purposes and to transact other business as may properly come before the meeting or any adjournment thereof.

For holders of common shares to:

1.                                       receive the Company’s 2010 audited consolidated financial statements together with the report of the auditors on those statements

2.                                       elect directors of the Company for the ensuing year

3.                                       appoint Deloitte & Touche LLP as auditors for the ensuing year and authorize the directors to fix their remuneration

4.                                       consider an advisory resolution on the Company’s approach to executive compensation

5.                                       transact any other business that may properly come before the meeting or any adjournment thereof.

Dated at Vancouver, British Columbia on the 11th day of March, 2011.

By order of the Board of Directors

“Audrey T. Ho”
Audrey T. Ho
Senior Vice-President,
Chief General Counsel and Corporate Secretary

Shareholders who cannot attend this meeting may vote by proxy. Simply sign and return your proxy by mail or submit a telephone or Internet proxy by following the instructions starting on page 2 in this information circular or the instructions on the paper proxy.

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada (Computershare) at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5 p.m. (EDT) on May 3, 2011 or, if the meeting is adjourned, by 5 p.m. (EDT) on the second-last business day before the adjourned meeting date.

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BOARD APPROVAL

The Board of Directors has approved in substance the content of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

DATED March 11, 2011.

“Audrey T. Ho”
Audrey T. Ho
Senior Vice-President,
Chief General Counsel and Corporate Secretary

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FREQUENTLY ASKED QUESTIONS

Meeting procedures

Who can go to the meeting?

Anyone who owns common or non-voting shares of TELUS as of March 11, 2011, which is the record date for the meeting, can attend and be heard at the meeting.

What are we voting on?

You are voting on:

•                  the election of directors

•                  the appointment of auditors

•                  the approval of the Company’s approach to executive compensation.

Who can vote?

If you own common shares on March 11, 2011, you can cast one vote for each common share you owned on that date.

If you owned non-voting shares on March 11, 2011, you can attend and be heard at the meeting.

How many shareholders do you need to reach a quorum?

We need to have at least two people present at the meeting who hold, or represent by proxy, in the aggregate at least 20 per cent of the issued and outstanding common shares entitled to be voted at the meeting. On March 10, 2011, the Company had 174,915,546 common shares outstanding.

Does any shareholder beneficially own 10 per cent or more of the outstanding common shares?

No. To the knowledge of the directors and senior officers of TELUS, as of March 10, 2011, no one beneficially owns, directly or indirectly, or exercises control or direction over, common shares that carry more than 10 per cent of the voting rights attached to all common shares entitled to be voted at the meeting.

Voting procedures

Am I a registered or non-registered shareholder?

You are a registered shareholder if you have a share certificate issued in your name.

You are a non-registered shareholder if:

1.               your shares are registered in the name of an intermediary (for example, a bank, trust company, trustee, investment dealer, clearing agency or other institution)

2.               you hold your shares through the TELUS Employee Share Purchase Plan (the employee shares), for which Computershare is the trustee.

How can I vote if I am a registered shareholder?

As a registered shareholder, you can vote in any of the following ways:

•                  by attending the meeting and voting in person

•                  by appointing someone else as proxy to attend the meeting and vote your shares for you

•                  by completing your proxy form and returning it by mail or delivery, following the instructions on your proxy

•                  by phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone (see page 3)

•                  by Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

How can I vote if I am a non-registered shareholder?

If you are a non-registered shareholder and you receive your materials through an investment dealer or other intermediary, complete and return the forms entitling you to vote by following the instructions in those forms.

How can I vote if I am an employee shareholder?

If you hold shares through the TELUS Employee Share Purchase Plan, you can direct Computershare, in its capacity as trustee of your employee shares to vote your employee shares as you instruct.  You can give instructions to Computershare:

•                  by completing your voting instruction form and returning it by mail or delivery, following the instructions on the form

•                  by phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone

•                  by Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your employee shares will be voted for, against or withheld from voting only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your employee shares will not be voted by Computershare.

What if I hold other shares in addition to my employee shares?

If you hold TELUS shares other than employee shares, you must complete and return another proxy to vote those shares.  Please review the preceding questions and answers on how to vote those shares.

How do I appoint someone else to go to the meeting and vote my shares for me?

Two directors of the Company, Brian Canfield and Darren Entwistle, have been named in the proxy to represent shareholders at the meeting.  You can appoint someone else to represent you at the meeting.  Just complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form, or complete another acceptable paper proxy.  The person you appoint does not need to be a shareholder but must attend the meeting to vote your shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by TELUS’ Corporate Secretary, c/o Computershare (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5 p.m. (EDT) on May 3, 2011.  If the meeting is adjourned, your proxy must be received by 5 p.m. (EDT) on the second-last business day before the adjourned meeting date.

How will my shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions.  If you have appointed Brian Canfield and Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your common shares in favour of:

•                  electing as a director each person nominated by the Company

•                  appointing Deloitte & Touche LLP as auditors and authorizing the directors to fix their remuneration

•                  accepting the Company’s approach to executive compensation.

What happens if there are amendments or variations or other matters brought before the meeting?

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 10, 2011, no director or senior officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting.

What if I change my mind?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy by delivering to TELUS’ Corporate Secretary a duly executed proxy by paper, telephone or Internet with a later date or by delivering a form of revocation of proxy. Any new proxy must be delivered by mail, telephone or Internet to TELUS’ Corporate Secretary, c/o Computershare (at the address indicated on page 3), any time up to 5 p.m. (EDT) on May 3, 2011 or, if the meeting is adjourned, by 5 p.m. (EDT) on the second-last business day before the date of the adjourned meeting.   Any revocation of proxy must be delivered to the registered office of the Company, to the attention of  TELUS’ Corporate Secretary, 21 - 3777 Kingsway, Burnaby, B.C., V5H 3Z7, any time up to 5 p.m. (PDT) on May 4, 2011 or, if the meeting is adjourned, by 5 p.m. (PDT) on the business day before the date of the adjourned meeting.

Or, you may revoke your proxy and vote in person at the meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the meeting at the meeting before the vote for which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

If you hold employee shares and you have voted by submitting your voting instruction form, you may revoke it by delivering another voting instruction form (by paper, telephone or Internet) with a later date or a form of revocation of voting instruction form, no later than 5 p.m. (PDT) on May 3, 2011 or, if the meeting is adjourned, by 5 p.m. (PDT) on the second-last business day before the adjourned meeting date.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except:

•                  as necessary to meet applicable law

•                  in the event of a proxy contest

•                  in the event a shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of TELUS management and the Company will pay for the cost of solicitation.  TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. The Company may, if determined advisable, retain an agency to solicit proxies for TELUS in Canada and in the United States.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the meeting:

•	phone:	1-800-558-0046 (toll-free within North America)
+1 (514)-982-7129 (outside North America)

•	email:	telus@computershare.com

•	mail:	Computershare Trust Company of Canada
9th floor, 100 University Avenue
Toronto, Ontario, M5J 2Y1

Restriction on ownership of shares

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the Telecommunications Regulations), the Telecommunications Act (Canada) (the Telecommunications Act), the Broadcasting Act (Canada) (the Broadcasting Act) and the Radiocommunication Act (Canada) (the Radiocommunication Act).  Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s common shares cannot exceed 33 1/3 per cent and the Company must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Regulations have been incorporated into the Articles of the Company and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: refuse to register a transfer of voting shares to a non-Canadian; require a non-Canadian to sell any voting shares; convert voting shares to non-voting shares; and suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its common shares and provides periodic reports to the Canadian Radio-television and Telecommunications Commission.

Non-voting shares

The non-voting shares are restricted securities within the meaning of National Instrument 51-102. Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, holders of non-voting shares are entitled to participate equally with the holders of common shares with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The non-voting shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the common shares are changed in the same manner.

Generally, the holders of non-voting shares are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meeting, information circulars and other written information from the Company that the holders of common shares are entitled to receive from the Company, but are not entitled to vote at such meetings unless otherwise required by law.  There are 174,915,546 common shares and 149,273,688 non-voting shares outstanding as at March 10, 2011.  Where, by law, the non-voting shares are entitled to vote together with the common shares, their votes will represent 46.04 per cent of the total votes attached to all outstanding shares.

To ensure that the holders of non-voting shares can participate in any offer that is made to holders of common shares (but that is not made to the holders of non-voting shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the common shares are listed, be made to all or substantially all the holders of common shares who are in any province of Canada to which such requirements apply (an exclusionary offer). Each holder of non-voting shares will, for the purposes of the exclusionary offer only, be permitted to convert all or part of the non-voting shares held into an equivalent number of common shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding common shares to the effect that they will not, among other things, tender to such exclusionary offer or make an exclusionary offer), these conversion rights will not come into effect.

If the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, and the regulations thereunder relating to ownership and control, are changed so that there is no restriction on non-Canadians holding common shares, holders of non-voting shares will have the right to convert all or part of their non-voting shares into common shares on a one-for-one basis. The Company will have the right to require holders of non-voting shares who do not make such an election to convert their non-voting shares into an equivalent number of common shares.

BUSINESS OF THE MEETING

1. Report of management and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2010, including Management’s discussion and analysis, are contained in the TELUS 2010 annual report. If you requested a copy of the 2010 annual report you will receive it by mail. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Corporate Secretary at 21 - 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2. Election of directors

General

The Board has fixed the number of directors at 12, in accordance with the Company’s Articles. At the meeting, we will ask you to vote for the election of the 12 nominees proposed by the Company as directors. All of the current nominees were elected as directors at last year’s annual and special meeting with more votes cast in favour of their election than votes withheld.  Mr. Brian MacNeill, an independent director who has served as a TELUS director since 2001, has decided to retire and will not be standing for re-election as director at the meeting.  We thank Mr. MacNeill for his dedication and contributions to TELUS.

Each holder of common shares will be entitled to vote for, or withhold his or her votes from, the election of each director. Brian Canfield and Darren Entwistle have been named in the accompanying proxy as proxyholders (the management proxyholders), and unless otherwise instructed by you, as a holder of common shares, they intend to vote FOR the election of all 12 nominees standing for re-election.  The names and biographies of these nominees are on pages 8 to 14.

Our majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Board Chair. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. We will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting where the election was held. You can download a copy of our majority voting policy at telus.com/governance.

We believe that all 12 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

We do not have a mandatory retirement requirement for our directors.  Prior to 2007, we had a policy that required our directors to retire at the age of 70.  In 2007, our Board removed that requirement after an extensive review led by the Corporate Governance Committee.  The Board believes that mandatory retirement is not the optimal means of ensuring Board renewal and age is not the optimal means of ensuring director effectiveness.  Rather, the Board uses a vigorous evaluation process annually (described on page 19) to assess performance.  You can read more about our nomination process on page 83 in Appendix A.

3. Appointment of auditors

Deloitte & Touche LLP (Deloitte) have been our external auditors since 2002.  They were last re-appointed at our annual and special meeting on May 5, 2010.

Upon the recommendation of the Audit Committee, holders of our common shares will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the remuneration of the auditors for the ensuing year. This re-appointment will be effective only if approved by at least a majority of the votes cast at the meeting.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, unless you, as a holder of common shares, specify that your proxy be withheld from voting.

Summary of billings and services by the external auditors for 2009 and 2010

Fees billed for services provided by Deloitte for 2009 and 2010 are as follows:

	2009		2010
Type of work	($)%		($)%
Audit fees	3,744,786	95.8	3,375,731	95.7
Audit-related fees	162,500	4.2	150,404	4.3
Tax fees	—	—	—	—
All other fees	—	—	—	—
Total	3,907,286	100.00	3,526,135	100.00

4. Approval of executive compensation approach — say on pay

Last year, as part of our ongoing goal to pursue best-in-class corporate governance practices, we committed to having a non-binding advisory vote by shareholders on executive compensation at our 2011 annual general meeting.  The form of resolution we are asking you, as a holder of common shares, to vote on is below:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2011 annual meeting of shareholders.

Since this is an advisory vote, the results will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote.  However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with shareholders on compensation and related matters.  For information on our approach to executive compensation, see pages 36 to 53.

The management proxyholders intend to vote FOR TELUS’ approach to executive compensation unless you, as a holder of common shares, specify that your shares are to be voted against the resolution.

ABOUT OUR BOARD OF DIRECTORS

Director biographies

This section provides information on each person nominated by management for election as director.

R.H. (DICK) AUCHINLECK

Victoria, British Columbia

Age: 59

Director since(1): 2003

Independent

TELUS Committees

Corporate Governance (Chair)

Pension

Total compensation for 2010: $178,344

Dick Auchinleck is a corporate director.  He is also currently the presiding director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada for 25 years, retiring in 2001 as President and Chief Executive Officer of Gulf Canada Resources after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia.

Attendance record

Board — 7 of 7

Corporate Governance — 4 of 4

Pension — 4 of 4

Current directorships

ConocoPhillips (presiding director)

Enbridge Commercial Trust

Past directorships (2005 to 2010)

EPCOR Centre for the Performing Arts (not-for-profit)

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	Deferred share units (DSUs) (Non-voting)	Options	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	3,185	6,000	40,358	—	$2,149,837	Yes (7.2x)
2009	3,185	6,000	33,927	—	$1,416,250	Yes (4.7x)

A. CHARLES BAILLIE

Toronto, Ontario

Age: 71

Director since(1): 2003

Independent

TELUS Committees

Human Resources and Compensation (Chair)

Pension

Total compensation for 2010: $181,269

Charlie Baillie is Chair of Alberta Investment Management Corporation (AIMCo). He served as Chairman and Chief Executive Officer of The Toronto-Dominion Bank from 1997 until 2003. He holds an Honours B.A. in Political Science and Economics from the University of Toronto, an MBA from Harvard and an Honorary Doctorate from Queen’s University, and is a Fellow of the Royal Conservatory. Charlie is an Officer of the Order of Canada, a Companion of the Canadian Business Hall of Fame, Chancellor Emeritus of Queen’s University, Chair of the Art Gallery of Toronto and a former Chair of the Canadian Council of Chief Executives.

Attendance record

Board — 7of 7

Human Resources and Compensation — 4 of 4

Pension — 4 of 4

Current directorships

AIMCo (Chair)

Canadian National Railway Company

George Weston Limited

Art Gallery of Ontario (Chair)

Past directorships  (2005 to 2010)

Dana Corporation

Ballard Power Systems Inc.

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	—	68,600	38,255	—	$4,621,479	Yes (15.4x)
2009	—	68,600	31,891	—	$3,291,080	Yes (11.0x)

MICHELINE BOUCHARD

Montreal, Quebec

Age: 63

Director since(1): 2004

Independent

TELUS Committees:

Human Resources and Compensation

Pension

Total compensation for 2010: $180,254

Micheline Bouchard is a professional engineer and corporate director.  She previously served as President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006.  Prior to that, Micheline was Global Corporate Vice-President of Motorola Inc. in the U.S. after serving as President and Chief Executive Officer of Motorola Canada Inc.  She holds a Bachelor’s Degree in Applied Sciences (Engineering Physics) and a Master’s Degree in Applied Sciences (Electrical Engineering) from École Polytechnique, Montreal, Quebec and numerous honorary doctorates. Micheline is a Member of the Order of Canada and a certified member of the Institute of Corporate Directors.

Attendance record

Board — 7 of 7

Human Resources and Compensation -  4 of 4

Pension  — 4 of 4

Current directorships

Harry Winston Diamond Corporation

M.R.C.N.R. Advisory Council

Past directorships (2005 to 2010)

Citadel Group of Funds

ART Advanced Research Technologies

Home Capital/Home Trust

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	1,713	2,874	24,298	—	$1,253,096	Yes (4.2x)
2009	1,713	2,632	20,492	—	$815,741	Yes (2.7x)

R. JOHN BUTLER, Q.C.

Edmonton, Alberta

Age: 67

Director since(1): 1995

Independent

TELUS Committees:

Corporate Governance

Human Resources and Compensation

Total compensation for 2010: $178,126

John Butler is a lawyer and counsel to Bryan & Company, a law firm. He is also currently the Chair of the Board of Governors of the Canadian Football League.  John holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

Attendance record

Board — 7 of 7

Corporate Governance — 3 of 4

Human Resources and Compensation — 3 of 4

Current directorships

Canadian Football League, Board of Governors (Chair)

Trans Global Insurance Company

Trans Global Life Insurance Company

Liquor Stores N.A. Ltd.

Past directorships (2005 to 2010)

None

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	984	4,263	28,809	—/2,700	$1,475,116	Yes (4.9x)
2009	984	4,263	24,777	1,050/2,700	$984,624	Yes (3.3x)

BRIAN A. CANFIELD

Point Roberts, Washington

Age: 72

Director since (1): 1989

Independent

Board Chair

TELUS Committees:

Nil(3)

Total compensation for 2010:  $367,195 (4)

Brian Canfield is the Chair of the Board of TELUS Corporation. His career with TELUS spans more than 50 years, including almost a year as interim Chief Executive Officer of TELUS (September 1999 to July 2000), four years as Chair and Chief Executive Officer of BC TELECOM Inc., three years as President and Chief Executive Officer and one year as President and Chief Operating Officer. He retired as an executive of BC TELECOM Inc. in 1997.  Brian was named an Honorary Doctor of Technology by the British Columbia Institute of Technology in 1997. He has received a Fellowship Award from the Institute of Corporate Directors, and is a Member of the Order of British Columbia and the Order of Canada.

Attendance record

Board — 7 of 7

Brian is not a member of any Committee, but regularly attends Committee meetings.

Current directorships

Suncor Energy Inc.

Past directorships  (2005 to 2010)

Canadian Public Accountability Board

Terasen Inc.

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Common/Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	9,926	10,310	5,541/45,439	—/3,200	$3,114,583	Yes (6.2x)
2009	9,926	9,242	5,274/39,632	—/5,400	$2,119,096	Yes (4.2x)

PIERRE Y. DUCROS

Montreal, Quebec

Age: 71

Director since(1): 2005

Independent

TELUS Committees:

Corporate Governance

Human Resources and Compensation

Total compensation for 2010: $181,989

Pierre Ducros is President of P. Ducros & Associés Inc., an investment and administration firm. Pierre has a Bachelor of Arts from the Université de Paris at Collège Stanislas in Montreal. He is also a graduate of the Royal Military College of Canada and has a Bachelor of Engineering (Communications) from McGill University. Pierre is a Member of the Order of Canada and an Officer of the Order of Belgium.

Attendance record

Board — 7 of 7

Corporate Governance — 4 of 4

Human Resources and Compensation — 4 of 4

Current directorships and advisory boards

Manulife Financial Corporation

Canadian Institute for Advanced Research (not-for-profit)

Medical.MD EHR Inc. (Chair)

Past directorships (2005 to 2010)

RONA Inc.

Cognos Incorporated

Nstein Technologies Inc.

Engenuity Technologies Inc.

Emergis Inc.

National Bank Financial

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	329	2,010	26,060	—	$1,228,990	Yes (4.1x)
2009	329	2,010	20,373	—	$744,265	Yes (2.5x)

DARREN ENTWISTLE

Vancouver, British Columbia

Age: 48

Director since(1): 2000

Not independent

TELUS Committees:

Not eligible

No compensation received for services as director.

Darren Entwistle has been President and Chief Executive Officer of TELUS Corporation since July 10, 2000. Previously, Darren, a 20-year veteran of the communications industry, spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto.  He is also an Honorary Fellow of the Royal Conservatory.

Attendance record

Board — 7 of 7

Darren is not a member of any Board Committee, but regularly attends Committee meetings.

Current directorships

McGill University (Board of Governors)

Canadian Council of Chief Executives

Past directorships (2005 to 2010)

The Toronto-Dominion Bank

Please see pages 48, 53 and 54 for details on securities held and compensation received for 2010 as President and Chief Executive Officer.

RUSTON E.T. GOEPEL

Vancouver, British Columbia

Age: 68

Director since(1): 2004

Independent

TELUS Committees:

Corporate Governance

Pension

Total compensation for 2010: $176,025

Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd., an investment firm. Rusty currently serves as Chair of the Vancouver 2010 Organizing Committee. He holds a Bachelor of Commerce from the University of British Columbia and received the Queen’s Jubilee Medal for Business Leadership and Community Services.

Attendance record

Board — 7 of 7

Corporate Governance — 4 of 4

Pension — 4 of 4

Current directorships

Spur Ventures Inc.

Auto Canada Inc. (formerly Auto Canada Income Fund)

Amerigo Resources Ltd.

Baytex Energy Corp (formerly Baytex Energy Trust)

Yellow Point Equity Partners, LP (Chairman, private equity)

Vancouver 2010 Olympic Organizing Committee (Chair, not-for-profit)

The Vancouver Airport Authority  (not-for-profit)

Business Council of BC (Governor, not-for-profit)

Past directorships (2005 to 2010)

Premium Brands Income Trust

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	—	16,500	24,207	—	$1,760,578	Yes (5.9x)
2009	—	16,500	20,406	—	$1,208,672	Yes (4.0x)

JOHN S. LACEY

Thornhill, Ontario

Age: 67

Director since(1): 2000

Independent

TELUS Committees:

Audit

Total compensation for 2010: $178,500

John Lacey is Chairman of the Advisory Board of Brookfield Special Situations Partners Ltd. (formerly Tricap). John was previously the Chairman of the Board of Directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. John has completed the Program for Management Development at Harvard Business School.

Attendance record

Board — 7 of 7

Audit — 5 of 5

Current directorships and advisory boards

Ainsworth Lumber Co. Ltd.

Advisory Board of Brookfield Special Situations Partners Ltd. (Chairman)

Loblaw Companies Limited

Doncaster Consolidated Ltd. (Chairman)

George Weston Limited

Past directorships  (2005 to 2010)

Canadian Imperial Bank of Commerce

Alderwoods Group, Inc. (Chairman)

Canadian Tire Corporation, Limited

Western Forest Products Ltd.

Stelco Inc.

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	13,163	2,668	32,125	—/1,600	$2,103,450	Yes (7.0x)
2009	12,108	2,202	27,935	—/2,700	$1,399,991	Yes (4.7x)

WILLIAM (BILL) A. MACKINNON

Toronto, Ontario

Age: 65

Director since: 2009

Independent

Audit Committee Financial Expert

TELUS Committees:

Audit

Total compensation for 2010: $181,344

Bill MacKinnon served as Chief Executive Officer of KPMG Canada for over nine years before retiring in December 2008 and served in numerous roles at KPMG for over 37 years.  Bill obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He became a chartered accountant in 1971 and obtained his FCA designation from the Institute of Chartered Accountants of Ontario in 1994.

Attendance record

Board — 7 of 7

Audit — 5 of 5

Current directorships

Osisko Mining Corporation

Novadaq Technologies Inc.

Pioneer Petroleum Limited

Public Sector Pension Investment Board

Roy Thomson Hall (not-for-profit)

Canadian Institute of Chartered Accountants (Chair, not-for-profit)

Toronto East General Hospital (Chair, not-for-profit)

Toronto Community Foundation (not-for-profit)

Toronto Board of Trade (Chair, not-for-profit)

Past directorships (2005 to 2010)

Catalyst Canada Inc. (Board of Advisors)

C.D. Howe Institute (not-for-profit)

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	10,000	—	6,643	—	$742,110	Yes (2.5x)
2009	—	—	1,810	—	$59,278	No (as a new director, he has until August 2014 to reach target)

RONALD P. TRIFFO

Edmonton, Alberta

Age: 71

Director since(1): 1995

Independent

TELUS Committees:

Audit

Total compensation for 2010: $179,957

Ron Triffo is the Chairman and a director of Stantec Inc., an international engineering and architecture professional services company where he has served in various executive management positions for more than 25 years. Ron holds a Bachelor of Science (Civil Engineering) from the University of Manitoba and a Master of Science (Engineering) from the University of Illinois.

Attendance record

Board — 7 of 7

Audit — 5 of 5

Current directorships

Stantec Inc. (Chairman)

Alberta Innovates — Technology Solutions (Chair)

Faculty of Medicine and Dentistry, University of Alberta (Advisory Council)

Junior Achievement of Northern Alberta (Board of Governors) (not-for-profit)

Alberta’s Promise (not-for-profit)

Past directorships (2005 to 2010)

Alberta Ingenuity Fund (Chairman)

ATB Financial (Chair)

Alberta Economic Development Authority (Chair)

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Common/Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	1,567	522	7,936/45,073	—/2,700	$2,404,180	Yes (8.0x)
2009	1,567	522	7,554/40,226	2,100/2,700	$1,645,614	Yes (5.5x)

DON WOODLEY

Mono Township, Ontario

Age: 65

Director since(1): 1998

Independent

TELUS Committees:

Corporate Governance

Pension (Chair)

Total compensation for 2010: $183,413

Don Woodley is a corporate director. Prior to his 1999 retirement, he held senior executive positions at Compaq Canada Inc. and Oracle Canada and was the Chair of the Information Technology Association of Canada (ITAC). For 10 months in 2006, he served as interim CEO and President of Gennum Corporation. In 2007, he served as interim Chair of the Board of Canada Post Corporation for six months. He holds a Bachelor of Commerce from the University of Saskatchewan and an MBA from the Richard Ivey School of Business at the University of Western Ontario.

Attendance record

Board — 7 of 7

Corporate Governance — 4 of 4

Pension — 4 of 4

Current directorships

Canada Post Corporation

Steam Whistle Brewing Inc.

Past directorships (2005 to 2010)

Gennum Corporation

DataMirror Corporation

OnX Enterprise Solutions Inc.

The Canadian Arts Summit (past Chair, not-for-profit)

SickKids Hospital Foundation (not-for-profit)

Ivey School of Business Advisory Board

Securities held and total market value as at December 31, 2009 and 2010:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2010	6,178	1,364	28,809	—/2,700	$1,585,958	Yes (5.3x)
2009	6,178	1,364	24,777	1,050/2,700	$1,066,849	Yes (3.6x)

(1)          The Company or any of its predecessors.

(2)          For 2010, based on closing price of TELUS’ common shares ($45.48) and non-voting shares ($43.25) on December 31, 2010 and for 2009, based on the closing price of TELUS’ common shares ($34.11) and non-voting shares (32.75) on December 31, 2009.

(3)          Brian Canfield does not serve on any committees, but regularly attends Committee meetings.

(4)          Excluding pension received as a retired employee of TELUS predecessors.

Information about our retiring director

As noted on page 6, Brian MacNeill is retiring and will not be standing for re-election at our 2011 annual general meeting.  In 2010, Mr. MacNeill was our Audit Committee Chair and an Audit Committee financial expert.  He attended six of seven Board meetings and five of five Audit Committee meetings.  Mr. MacNeill is also a director of Suncor Energy Inc., Capital Power Corp., Oilsands Quest Inc. and West Fraser Timber Co.

Maximum number of boards and interlocking boards

In past years, the Corporate Governance Committee considered the benefit of adopting limits on the number of boards and interlocking boards for directors, and determined that they are not the optimal tools for ensuring director objectivity and independence, and time availability.  The Corporate Governance Committee concluded that these matters are best assessed on a case-by-case basis having regard to the specific circumstances.   Directors are required to notify the Corporate Governance Committee Chair immediately of any significant changes in their circumstances that may affect their contribution to the

TELUS Board, and offer their resignation. Significant changes in circumstances could include change in employment, residency or citizenship, geographical location or health. The Corporate Governance Committee considers whether the significant change in the director’s circumstances does affect his or her ability to contribute to the TELUS Board and makes a recommendation to the Board to accept or decline the resignation.  In addition, directors are specifically assessed each year on their ability to devote sufficient time and attention to TELUS matters.

The following TELUS directors served together on other corporate boards as at March 11, 2011.  The first interlocking relationship will end on May 5, 2011, when Mr. MacNeill retires from the TELUS Board.

Company	TELUS director	Committees
Suncor Energy Inc.	Brian Canfield	Audit Committee (Chair) Environment, Health & Safety Committee

	Brian MacNeill	Audit Committee Governance Committee (Chair)

George Weston Limited	Charles Baillie	Audit Committee (Chair) Governance, Human Resource, Nominating and Compensation Committee

	John Lacey	None

Board and committee meetings held in 2010

Board/Committee	Regularly scheduled meetings	In-camera sessions	Total number of meetings
Board	7	7	7
Audit Committee	5	5	5
Corporate Governance Committee	4	4	4
Human Resources and Compensation Committee	4	4	4
Pension Committee	4	4	4

Our policy is to hold an in-camera session at each regularly scheduled meeting of the Board and each committee.  From time to time, the Board or a committee may convene additional meetings to consider specific matters that arise before the next scheduled meeting, and in-camera sessions generally are not held during those additional meetings.

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board. In determining the appropriate level and mix in director compensation, the Committee is guided by the following compensation principles:

•                  it is appropriate to target cash compensation for a director at the 50th percentile of the selected comparator group and total compensation at the 75th percentile of the selected comparator group

•                  equity is an important element of compensation to emphasize alignment with shareholder value

•                  the magnitude of equity pay should be fixed at a specified value rather than a specified number of deferred share units (DSUs) to better reflect market value at the time of grant

•                  the level of compensation must be sufficient to attract and retain qualified directors with the experience and skills to lead the Company, and

•                  compensation should be reviewed and set each year to ensure that it remains appropriate and aligned with the market.

Benchmarking

In conducting its annual benchmarking of compensation, the Corporate Governance Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries as well as other Canadian public companies of comparable complexity and size in different industries.   In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation.   The Committee engages an external consultant) to assist in the selection of an appropriate comparator group and to collect the market data.  Hewitt Associates was the consultant engaged to benchmark 2010 compensation.  After reviewing the market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.  The consultant advised that the Board’s compensation, while slightly below the Board’s stated philosophy, remains generally competitive with the market median.

The comparator group selected to benchmark 2010 director compensation is listed in the table below.  It is the same as the 2009 comparator group except for five companies that were changed either due to merger or restructuring activities that made them no longer appropriate for comparison, or to provide better fit and alignment with the comparator group used to benchmark executive compensation.  The 2010 comparator group used to benchmark director compensation was also identical to the comparator group used to benchmark 2010 executive compensation (see the TELUS 2010 information circular), except that the comparator group for directors also included two financial institutions as TELUS regularly competes with them to attract candidates for the TELUS Board.

Comparator group for benchmarking 2010 compensation

Agrium Inc. (new)	Quebecor Inc.
BCE Inc.	Rogers Communications Inc.
Canadian Imperial Bank of Commerce	Shaw Communications Inc.
Canadian National Railway Company	Shoppers Drug Mart Corporation
Canadian Tire Corporation	Suncor Energy Inc.
Enbridge Inc.	Talisman Energy Inc. (new)
EnCana Corporation	Teck Resources Ltd.
Finning International Inc. (new)	Toronto-Dominion Bank
Loblaw Companies Limited	TransAlta Corporation (new)
Maple Leaf Foods Inc. (new)	TransCanada Corporation
Nova Chemicals Corporation

Components of compensation

Applying the above principles, the Board approved the following compensation components for our directors, other than Mr. Entwistle, who is not entitled to director compensation.  For the second consecutive year, the Corporate Governance Committee recommended, and the Board approved, a 10 per cent reduction in the 2010 equity grants, as TELUS continued to focus on improving cost efficiencies and operational performance.

Board service	2010 retainer and meeting fees ($)
Annual directors’ retainer	40,000
Meeting fee	1,500
Annual equity grant	99,000 in DSUs(1)
Committee service: Audit
Chair’s retainer	15,000
Member retainer	6,000
Meeting fee	3,000
Committee service: All other committees
Chair’s retainer	6,000
Member retainer	3,000
Meeting fee	1,500
Board Chair
Annual retainer	225,000
Meeting fee	The Chair is not entitled to meeting fees
Annual equity grant	135,000 in DSUs(1)

(1)          After taking into account the 10 per cent reduction to the annual equity grant.

Each director (other than the Chief Executive Officer, or CEO) is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive an extra meeting fee for return travel in excess of six hours to attend Board meetings.

2010 actual compensation

The total compensation paid to directors for the year ended December 31, 2010 is as follows.

	Fees earned ($)			Share–based	Pension		All other
Directors(1)	Annual retainer	Meeting fees		awards (DSUs) ($)	value ($)		compensation(4) ($)	Total ($)
Dick Auchinleck	49,000	25,500		99,000	—		4,844	178,344
Charlie Baillie	49,000	25,500		99,000	—		7,769	181,269
Micheline Bouchard	46,000	25,500		99,000	—		9,754	180,254
John Butler	46,000	25,500		99,000	—		7,626	178,126
Brian Canfield	225,000	—	(2)	135,000	495,925	(3)	7,195	863,120
Pierre Ducros	46,000	25,500		99,000	—		11,489	181,989
Rusty Goepel	46,000	25,500		99,000	—		5,525	176,025
John Lacey	46,000	28,500		99,000	—		5,000	178,500
Bill MacKinnon	49,000	28,500		99,000	—		7,844	184,344
Brian MacNeill	55,000	24,000		99,000	—		5,648	183,648
Ron Triffo	46,000	28,500		99,000	—		6,457	179,957
Don Woodley	49,000	25,500		99,000	—		9,913	183,413

(1)         Disclosure for the CEO, Darren Entwistle, is on page 54.

(2)         Brian Canfield, as Board Chair, does not receive meeting fees.

(3)         Brian Canfield receives a pension for his service as a retired employee of TELUS predecessors.

(4)         Includes travel fees, charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone and Internet services, and equipment such as smartphones.

Directors may elect to receive their annual retainers and meeting fees in any combination of cash, DSUs and TELUS shares, subject to a requirement that 50 per cent of their annual Board retainer must be paid in DSUs or directed to the purchase of TELUS shares until they meet the minimum share ownership target noted below.

Director equity ownership targets and ownership

The Board Chair is required to hold at least $500,000 in TELUS equity, and the other directors (other than Mr. Entwistle) are required to hold at least $300,000 in equity, in each instance within five years of appointment to such position.  Share options are excluded in calculating whether a director has met the equity ownership target.

All of the proposed non-management directors have far exceeded our ownership targets.  The actual number of shares, DSUs and options owned or controlled by each non-management director as at December 31, 2009 and 2010 as well as their total market value can be found in the Director biographies on pages 8 to 14.  Information for TELUS’ only employee director, Darren Entwistle, is on page 53.

Director option and share-based awards

Below is a summary of all option and share-based awards outstanding as at December 31, 2010 for each director other than Mr. Entwistle.  TELUS stopped granting options to directors in 2003.

	Option-based awards				Share-based awards(3)
Name(1)	Number of securities underlying unexercised options(2)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units that have not vested(4)	Market or payout value of share- based awards that have not vested(4) ($)
Dick Auchinleck	—	—	—	—	40,358	1,745,484

Charlie Baillie	—	—	—	—	38,255	1,654,529

Micheline Bouchard	—	—	—	—	24,298	1,050,889

John Butler	1,100	34.88	03/01/2011	9,207	28,809	1,245,989
	1,600	24.00	12/05/2011	30,800

Total	2,700			40,007

Brian Canfield	3,200	24.00	12/05/2011	61,600	50,980	2,217,241

Pierre Ducros	—	—	—	—	26,060	1,127,095

Rusty Goepel	—	—	—	—	24,207	1,046,953

John Lacey	1,600	24.00	12/05/2011	30,800	32,125	1,389,406

Bill MacKinnon	—	—	—	—	6,643	287,310

Brian MacNeill	1,100	32.14	05/01/2011	12,221	55,662	2,407,382
	1,600	24.00	12/05/2011	30,800

Total	2,700			43,021

Ron Triffo	1,100	34.88	03/01/2011	9,207	53,009	2,310,337
	1,600	24.00	12/05/2011	30,800

Total	2,700			40,007

Don Woodley	1,100	34.88	03/01/2011	9,207	28,809	1,245,989
	1,600	24.00	12/05/2011	30,800

Total	2,700			40,007

(1) Disclosure for the CEO, Darren Entwistle, is on page 56.

(2) Options for common or non-voting shares.  See also table on page 56.

(3) DSUs for common and/or non-voting shares.

(4) DSUs are paid out (vest) and expire when a director ceases to be a director for any reason.

Director evaluation

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board and each director as required by the TELUS Board Policy Manual. The evaluation process assists the Board in assessing its overall performance and in measuring the contributions made by the Board as a whole, by each committee and by each director. It is also used to identify skill gaps and education opportunities for the Board and individual directors in the coming year. The Corporate Governance Committee annually reviews the adequacy of the evaluation process, with input from the Board Chair, and approves any changes.

The director evaluation process consists of a series of surveys designed to evaluate Board, committee and director effectiveness, as well as an in-depth one-on-one private interview between the Board Chair and each director.

The surveys are as follows:

•                  In the Board effectiveness evaluation, directors rate the effectiveness of the Board, its processes and its relationship with management, and provide suggestions for improvement.

•                  In the committee effectiveness evaluations, directors rate the effectiveness of the committees on which they sit and assess fellow committee members and the chairs of their committees.

•                  In the peer evaluation, directors evaluate themselves and each of the other directors’ effectiveness as Board members. Directors also assess the effectiveness of the Board Chair and each committee chair.

•                  The skills self-assessment, completed by each director, is designed to help determine the strengths and gaps in Board skills as a whole, and to identify skill requirements for recruiting future directors and succession planning. This self-assessment also assists the Corporate Governance Committee to determine topics for continuing education and the financial literacy of each director.

•                  Members of senior management who frequently interact with directors complete a management assessment survey, designed to evaluate the overall performance of the Board, the effectiveness of the Board and its committees, and the extent to which the Board and management support one another.

The Corporate Secretary collates the results of the assessments and provides a report to the Board Chair, who interviews each director separately to discuss the results of the evaluations and self-assessment. These interviews, generally lasting at least one hour each, provide an opportunity for frank and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual. The Chair reports to the Board and the Corporate Governance Committee, as well as to each committee chair with respect to committee evaluations, the aggregated results and his findings based on the assessments and interviews, and proposed actions where appropriate to respond to the report. The Chair’s report and proposed actions are discussed with the CEO, the

Corporate Governance Committee and the Board, varied as appropriate, and then adopted for implementation. Similarly, the Corporate Governance Committee Chair reviews the assessments of the Board Chair, discusses those assessments with him and reports the results, his findings and any proposed actions to the Corporate Governance Committee and the Board for adoption.

The Corporate Governance Committee and the Board reviewed and discussed the 2010 assessments at their February 2011 meetings.  They indicate that our Board is operating effectively, collaboratively and at a very high level, with no significant concern identified.

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, within the 10 years ended March 10, 2011, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  In March 2006, John Lacey was appointed to the board of directors of Stelco Inc. (Stelco) as a nominee of Tricap Management Limited (Tricap).  Stelco filed for bankruptcy protection under the CCAA in January 2004.  Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.  In October 2007, United States Steel Corporation acquired Stelco and Mr. Lacey resigned from the Stelco board.

•                  Charlie Baillie was a director of Dana Corporation (Dana), which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. The company emerged from bankruptcy on February 1, 2008 and Mr. Baillie resigned from the Dana board.

Except as noted, within the 10 years ended March 10, 2011, TELUS is not aware of any proposed director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

•                  On June 14, 2006, and at the request of Cognos Incorporated (Cognos), the Ontario Securities Commission (OSC) issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators. The delay was related to a review by the United States Securities and Exchange Commission (SEC) of the way Cognos allocated revenue between post-contract customer support and licence fees. The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos’ revenue recognition policy. Mr. Ducros resigned from the Cognos board in February 2008 in connection with Cognos’ acquisition by IBM.

Directors’ and officers’ insurance and indemnification

TELUS has entered into agreements to indemnify its directors for liabilities incurred while performing their duties, to the extent permitted by law. The Company also maintains insurance, which protects directors and officers of the Company against claims made, provided they acted in good faith on behalf of TELUS, and subject to policy restrictions.  Such insurance currently provides for an annual aggregate limit of U.S.$160 million coverage with a U.S.$2.5 million deductible. Where the Company is not able to indemnify the insured persons the deductible is nil. The approximate premium associated with the insurance protection of individual directors and officers was U.S.$1.1 million for 2010.

2010 CORPORATE GOVERNANCE INITIATIVES

At TELUS, we have a strong commitment to best practices in corporate governance.  As part of our effort to remain a leader in this important area, we continued to pursue opportunities for improving corporate governance in 2010.  Our most significant initiatives last year are highlighted below.

Risk oversight review

Our Board undertook an extensive review of its roles and responsibilities for enterprise risk identification, management and oversight.  The review was conducted in three parts: an assessment of the adequacy of the Board’s framework for risk oversight, an assessment of the key enterprise risks and an in-depth risk analysis of our executive compensation programs.

In the first part of the review, the Board conducted a thorough examination of its mandate, including the terms of reference and work plans for each Board committee, to assess the adequacy of our Board’s engagement in risk management and oversight.  The Board also assessed whether any changes should be made to the current allocation of oversight responsibilities to enhance monitoring and better facilitate a holistic review of related risks.  As a result of that work, the Board expanded its terms of reference and work plans on risk oversight activities, and reallocated oversight responsibilities for certain risks to the Board and different Board committees.  Finally, the Board validated that:

•                  our current integrated approach, whereby risk review is primarily conducted and reported to the Audit Committee, and then reported to the Board, remains appropriate

•                  each Board committee should continue to conduct specialized risk reviews related to matters within its mandate

•                  Board oversight is specifically assigned to each enterprise key risk identified for 2011.

During the second part of the review, the Board participated, for the first time, in the identification of the Company’s enterprise key risks.  Through an internal risk control and assessment survey, each director identified our key enterprise risks and provided his or her perception of TELUS’ risk tolerance in key risk areas.  The directors also assessed the robustness of our current risk management practices and policies, the appropriate allocation of oversight responsibilities with regard to specific risks, and the quality and adequacy of risk-related information provided to the Board.  The result was that the Board’s perception of our top risks was significantly aligned with the perceptions of the executive team, and each director gave management the highest rating on how well management identifies and manages key risks.

The Board’s input was incorporated into management’s annual enterprise risk and control assessment, which is used to identify and prioritize key enterprise risks and develop risk mitigation plans for 2011.  For a description of our innovative enterprise risk governance program and a more detailed discussion of the roles of the Board and management in that process, please see Section 10 of Management’s discussion and analysis in our 2010 annual report.

In the third and final part of the risk oversight review, the Human Resources and Compensation Committee, with the support of our executive compensation consultant, Meridian Compensation Partners, LLC (Meridian), undertook a specific assessment of the impact that our executive compensation programs might have on executive risk-taking.  Using an extensive scorecard developed by Meridian, the Committee assessed key elements of TELUS’ executive compensation practices and policies, evaluated the extent to which they influence risk-taking, and determined whether there are measures in place to monitor and appropriately mitigate the potential for undue risk-taking.  The Committee concluded that there are appropriate measures in place to mitigate or balance any potential for undue risk-taking.  The Committee intends to repeat this assessment annually and has added it to its mandate and work plan.  See also page 37.

Board strategic advance meeting

Our Board and senior management adopted a new format for the Board’s annual strategic advance meeting to increase interactive discussions between the Board and senior management.  This was achieved by adopting a fireside chat and panel discussion format, with each discussion facilitated by specific directors.

Shareholder engagement and say on pay

Our Board of Directors has always believed in the importance of regular and constructive dialogue with our shareholders.  Some of our longstanding practices to encourage this include:

•                  annual general meetings held across Canada with an internationally accessible live webcast and feedback survey so that shareholders, wherever they are, can ask questions of the Board and management and provide comments

•                  maintaining a 1-800 investor line, ir@telus.com mailbox and confidential ethics hotline and website to encourage shareholders and the public to contact us with questions or concerns

•                  four quarterly earnings calls with webcasts and 2011 targets call and webcast.  These include executive presentations with analysts and institutional investors, and feature open question-and-answer sessions.  The webcast, slides, transcripts and audio replays are made available at telus.com/investors

•                  executive tours and industry conferences in Canada and the United States with analysts and investors.

•                  inviting analysts and large institutional shareholders to participate in an annual and confidential investor perception study administered by an independent third party.

In 2010, the Board approved a policy on say on pay and shareholder engagement.  The policy establishes the framework for conducting an annual vote on say on pay, adopts the form of resolution proposed by the Canadian Coalition for Good Governance, and commits the Board to considering and, where appropriate, adopting practices to better facilitate direct and constructive engagement with shareholders.  For example, in the fall of 2010, the Board launched the board@telus.com mailbox to increase direct communication between shareholders and the Board outside of annual meetings.  The Board Chair and Human Resources and Executive Compensation Committee Chair also met with delegates from the Canadian Coalition for Good Governance in the summer of 2010 to discuss our executive compensation philosophy and other governance practices.

We received minimal communications and feedback from shareholders and stakeholders during the past year regarding our executive compensation and corporate governance practices.  What we did receive was positive, including a high rating from polled institutional investors on the direct linkage between executive compensation and our corporate performance objectives, as well as the clarity and usefulness of our 2010 information circular to assist them in voting at the 2010 annual meeting.  That is consistent with our experience and we believe it speaks to the excellence of our governance practices and disclosure.

CORPORATE GOVERNANCE COMMITTEE: MANDATE AND REPORT

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that TELUS has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing development for directors and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines.

Membership

Name	Independent
Dick Auchinleck (Chair)	Yes
John Butler	Yes
Pierre Ducros	Yes
Rusty Goepel	Yes
Don Woodley	Yes

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, it holds an in-camera session without management present.

Highlights

Risk oversight review

In 2010, the Committee played a key role in leading the Board’s review of its risk oversight function.  As a result of the review, the Committee recommended to the Board (who approved) several enhancements to the Board Policy Manual to clarify the respective responsibilities of the Board and the Board committees and re-allocate oversight of certain identified key risks to the Board or different committees. See 2010 corporate governance initiatives on page 21 for more information on this review.

Say on pay and shareholder engagement

In late 2009, the Committee considered and recommended to the Board (who approved) the voluntary adoption of a non-binding advisory vote by shareholders on executive compensation, with the first vote to be held in 2011.  In 2010, the Committee recommended to the Board (who approved) a formal policy on say on pay and shareholder engagement.  See page 22 for more information on this new policy and our shareholder engagement practices.

Director evaluation

The Committee continued its comprehensive annual Board evaluation program in 2010, with a view to further fostering the objectives of:

•                  continuing to maintain Board performance at an exceptional level

•                  ensuring that the Board is continuously comprised of directors who will bring fresh ideas and perspectives to the Company, and who possess a mix of expertise and attributes that can best advance and oversee the strategy and direction of the Company while recognizing that constant changes to the Board are unduly disruptive and should be avoided.  Our director evaluation is described in more detail on page 19.

Director search and succession planning

The Committee refreshed its review of the skills, attributes and tenure of the current directors and the business strategy and direction of the Company, and prioritized certain desired skills and attributes for succession planning purposes, which include experience with the entertainment content business, diversity and having certain stakeholder relationships.  The Committee is conducting a search for additional director candidates with the prioritized skills and attributes, but it is unlikely to be completed before the 2011 annual general meeting.  The Board is authorized under the Articles of the Company to appoint up to four additional directors between the 2011 and 2012 annual general meetings.

Commitment to corporate governance

In addition, the Committee undertook the following initiatives as part of its commitment to best practices in corporate governance:

•                  conducted an annual review of the TELUS Board Policy Manual including all of the terms of reference contained therein, to ensure they remain appropriate, and recommended changes to the Board for approval

•                  reviewed and approved the Committee’s annual work plan

•                  received and considered with management regular updates on changing laws, rules and regulations in both Canada and the U.S., corporate governance initiatives taken by Canadian and U.S. securities regulators and other stakeholders, and emerging best practices and their implications for the Company.

Initiatives relating to directors

The Committee undertook the following additional initiatives related to directors:

•                  conducted an annual review of the succession planning process for the Board Chair and committee chairs

•                  approved a selection process for an emergency Board Chair should it become necessary

•                  conducted an annual review of the Board and director evaluation process

•                  continued its search for director nominees

•                  reviewed the results of the annual market benchmarking of directors’ compensation prepared by Meridian

•                  reviewed and recommended to the Board for approval 2010 directors’ compensation, continuing a voluntary reduction of 10 per cent in the annual equity grant of DSUs (see page 17)

•                  approved the annual renewal of directors’ and officers’ liability insurance coverage

•                  reviewed and recommended to the Board for approval nominees for election as directors

•                  continued the ongoing education program for all directors

•                  conducted an annual review of the eligibility criteria to act as a director

•                  conducted an annual assessment of the independence and financial literacy of directors and recommended to the Board for approval determination of the same.

Other initiatives

The Committee also reviewed or approved, as required, the 2010 charitable donation budget and the 2010 political contribution budget.

Signed, the members of the Corporate Governance Committee

“Dick Auchinleck”	“John Butler”
Dick Auchinleck (Chair)	John Butler

“Pierre Ducros”	“Rusty Goepel”
Pierre Ducros	Rusty Goepel

“Don Woodley”
Don Woodley

PENSION COMMITTEE: MANDATE AND REPORT

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Defined Contribution Pension Plan, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, any successor plans, any related supplemental retirement arrangements as mandated by the Board, and the related trust funds (collectively the Pension Plans). The Committee is responsible for reporting to the Board with respect to the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, investment policy, performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board for approval, fundamental changes in the nature of the pension arrangement for any Pension Plan, and changes in the governance structure for the Pension Plans.

Membership

Name	Independent
Don Woodley (Chair)	Yes
Dick Auchinleck	Yes
Charlie Baillie	Yes
Micheline Bouchard	Yes
Rusty Goepel	Yes

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee meets in-camera without management present. The Committee also meets with Pension Plan auditors without management present.

Highlights

Audit of internal controls

In 2010, the Committee oversaw an audit of the controls of the Company’s Pension Plans. The audit was conducted by TELUS Internal Audit in consultation with an external audit firm and its purpose was to assess the design and operation of the internal controls associated with the investment management of the plans. Although the auditor also reviewed the controls associated with pension benefits administration, the results were limited due to the short time in which the services had been performed by the external pension services company. With the exception of pension administration controls, the auditor observed that TELUS had put into place a suite of internal controls that address the full range of control objectives and risks relevant to a pension investment scheme of similar size and scope. While the auditor identified some opportunities for improvement, it was confirmed to the Committee that no significant issues were identified.

Voluntary pension fund contribution

After extensive review in 2010, TELUS made voluntary contributions totalling $200 million in January of 2011 to three Company-sponsored plans that were in deficit.  This amount represents approximately 50 per cent of the year-end 2009 total solvency deficit and is in addition to our regular $137 million of pension contributions made in 2010.

Governance

In accordance with its mandate, the Committee approved the appointments of auditors and actuaries for the Pension Plans.  As well, the Committee received, reviewed or approved, as required, the following:

•                  the Committee’s terms of reference and recommended certain changes to the Corporate Governance Committee, for further recommendation to the Board

•                  the Committee’s annual work plan

•                  an annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans

•                  an audit scope report

•                  regular briefings regarding legal matters that affect the Pension Plans

•                  reports from the actuary of each Pension Plan, including the assumptions and the results

•                  plan budgets, including Pension Plan expenses and peer plan results

•                  quarterly and annual investment results measured against plan benchmarks and liabilities

•                  plan insurance coverage

•                  management self-assessment of internal controls

•                  reports confirming compliance with pension plan ethical standards, investment policies and procedures, derivative policies and legislation

•                  surveys and reports concerning pension governance best practices

•                  investment manager performance assessments

•                  the strategic investment plan

•                  management presentations on the topics of pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

“Don Woodley”	“Dick Auchinleck”
Don Woodley (Chair)	Dick Auchinleck

“Charlie Baillie”	“Micheline Bouchard”
Charlie Baillie	Micheline Bouchard

“Rusty Goepel”
Rusty Goepel

AUDIT COMMITTEE: MANDATE AND REPORT

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and reporting and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, creditworthiness, treasury plans and financial policy, and the Company’s whistleblower and complaint procedures. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our Annual Information Form for the year ended December 31, 2010.

Membership

Name	Independent
Brian MacNeill (Chair) Audit committee financial expert	Yes
John Lacey	Yes
Bill MacKinnon Audit committee financial expert	Yes
Ron Triffo	Yes

The Board has determined that each member of the Committee is independent and financially literate, and that Brian MacNeill and Bill MacKinnon are both audit committee financial experts and have accounting or related financial management expertise as defined by applicable securities laws. The Board believes that there are more than two directors who qualify as audit committee financial experts, but has only designated two persons at this time.  Information regarding the education and experience of the Committee members is contained in our Annual Information Form for the year ended December 31, 2010.  Upon Mr. MacNeill’s retirement in May 2011, the Board has approved Mr. MacKinnon’s appointment as Chair of the Audit Committee.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee has the opportunity to meet separately, in-camera with each of the Chief Financial Officer (CFO), the Chief Internal Auditor and the external auditors.  It also meets separately with management and without management present, at each regularly scheduled meeting.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2010.

Financial reporting

•                  received presentations from the Company’s CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations

•                  reviewed, throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company

•                  reviewed and discussed with the CEO and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under the U.S. Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation

•                  reviewed and recommended to the Board for approval the public release and filing of the annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and Management’s discussion and analysis

•                  reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F.

External auditors

•                  oversaw the work of the external auditors

•                  reviewed and approved the annual audit plan

•                  monitored the progress of the external audit

•                  received reports on the external auditors’ internal quality control procedures, independence and confidentiality procedures

•                  met quarterly with the external auditors without management present

•                  recommended to shareholders the appointment of external auditors

•                  reviewed and set the compensation of the external auditors

•                  reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

•                  reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgements and the Company’s financial policies and compliance with such policies

•                  received and reviewed status reports and educational updates on management’s plan for transitioning to International Financial Reporting Standards (IFRS) in 2011

•                  reviewed with management the Company’s financial policies and compliance with these policies

•                  reviewed quarterly financing reports and approved key treasury matters, including status of capital markets and the global credit crisis and implications for TELUS, quarterly updated estimates of the Company’s weighted average cost of capital, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans such as renewal and amendments to credit facilities, and debt refinancing plans including the offering of 5.05% Notes for aggregate gross proceeds of $1 billion and the partial redemption of U.S.$613 million of its outstanding U.S.$1.3615 billion 8% Notes due June 1, 2011

•                  recommended to the Board the change from treasury issuance to market purchase of TELUS shares under the Company’s dividend reinvestment plan

•                  reviewed quarterly reports on derivatives, guarantees and indemnities

•                  received quarterly reports regarding taxation matters including any tax adjustments, status of existing and projected tax provisions

•                  reviewed corporate reorganizations

•                  reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures including specific milestone reviews of major capital projects together with variances to authorized business cases (including several major systems and technology deployments and certain large customer implementations), and recommended to the Board any capital project spending approvals in excess of previous authorizations related to major capital projects consistent with the approval process pursuant to the Company’s Board delegation policy.

Internal controls and disclosure controls

•                  reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls

•                  reviewed quarterly reports on internal audit activities

•                  reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress

•                  met regularly with the Chief Internal Auditor without management present

•                  received and considered the results of the external quality review of the internal audit function conducted by the Institute of Internal Auditors (IIA) — notably, we received the IIA’s highest rating

•                  reviewed and approved minor housekeeping changes to the Internal Audit Charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function

•                  monitored the adequacy of resourcing (including compensation, retention and people sourcing strategies) and the independence and objectivity of the internal audit function

•                  received briefings from management regarding key audit report follow-ups

•                  reviewed quarterly the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO

•                  considered reports from the Chief Compliance Officer and Chief General Counsel on matters relating to compliance with laws and regulations, including those pertaining to the Company’s Canadian domestic and international operations

•                  received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints

•                  reviewed annually the expenses of the executive team and the adequacy of, and compliance with, Company policies covering the executive team’s expense accounts and perquisites and their use of corporate assets.

Enterprise risk governance

•                  reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification and prioritization of key enterprise risks, the engagement of executives to mitigate risk exposures, the perception of risk tolerance and appetite by key risk category, and management’s perceptions of the Company’s resilience and readiness level for key risks, including the development of key risk mitigation plans for 2011

•                  considered reports on the Company’s business continuity, including work stoppage, pandemic and disaster recovery plans

•                  reviewed reports on management’s approach for safeguarding corporate assets and information systems

•                  monitored the Company’s environmental risk management activities and results, and reviewed the Company’s corporate social responsibility report

•                  recommended to the Board for approval the environmental policy

•                  reviewed the adequacy of the Company’s insurance coverages including property insurance coverage, monitored ongoing developments in the insurance industry and reviewed the Company’s property risk management program

•                  reviewed reports on employee health and safety programs and results

•                  received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

•                  reviewed proposed changes to the Committee’s terms of reference, including changes resulting from the risk oversight review initiated by the Board and other minor housekeeping changes, and recommended the amended terms of reference to the Board for approval

•                  reviewed and recommended to the Board for approval minor housekeeping changes to the Policy on Corporate Disclosure and Confidentiality of Information

•                  reviewed and approved the Committee’s annual work plan

•                  received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and U.S. regulators with respect to the Committee

•                  reviewed and recommended to the Board for approval the 2010 ethics policy

•                  monitored management’s annual conflict of interest disclosure and review process

•                  received and reviewed management’s annual sustainability plan and quarterly reports on the status relative to plan for activities to ensure SOX 404 compliance for the 2010 financial year, including a specific review of status of remediation efforts with respect to significant deficiencies (there were no known material weaknesses)

•                  reviewed expenses of the Chair and CEO.

Signed, the members of the Audit Committee

“Brian MacNeill”	“John Lacey”
Brian MacNeill (Chair)	John Lacey

“Bill MacKinnon”	“Ron Triffo”
Bill MacKinnon	Ron Triffo

HUMAN RESOURCES AND COMPENSATION COMMITTEE: MANDATE AND REPORT

Mandate

The Human Resources and Compensation Committee of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation, evaluating CEO performance, reviewing and recommending CEO compensation based on its evaluation, and determining compensation for executives other than the CEO. The Committee manages the supplemental retirement arrangements (other than registered pension plans) for the executive team and all of the Company’s equity-based incentive plans.

Membership

Name	Independent
Charlie Baillie (Chair)	Yes
Micheline Bouchard	Yes
John Butler	Yes
Pierre Ducros	Yes

None of the members of the Committee are currently serving as CEOs of other companies, excluding personal holding companies.

Meetings

The Committee meets at least once each quarter and reports to the Board on its activities. The activities reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, the Committee holds an in-camera session without management present. The Committee also regularly holds an in-camera session with only the compensation consultant present, and the Committee Chair meets privately with the compensation consultant before each Committee meeting, and at other times on an as needed basis.  Since 2009, the Committee also holds an in-camera session with the Executive Vice-President, Human Resources at each regularly scheduled meeting.

Compensation Committee advisors

Prior to 2010, the Committee retained Hewitt Associates (now Aon Hewitt) as its executive compensation consultant.  The Committee reviewed annually and was satisfied with the safeguards in place to ensure the objectivity and independence of the Aon Hewitt representative who advised the Committee notwithstanding that Aon Hewitt (through other representatives) also provided other services to the Company at the request of management.

In early 2010, Aon Hewitt spun off a portion of its executive compensation consulting practice into a separate, entirely independent entity named Meridian Compensation Partners, LLC (Meridian).  Due to

the importance of independence, and to maintain consistent process and representation, the Committee retained Meridian going forward as its independent external executive compensation consultant.

The mandate of the consultant is to serve the Company and work for the Committee in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services provided by Meridian to the Committee in 2010 included:

•                  competitive market pay analyses and market trends for executive compensation

•                  ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure

•                  preparation for and attendance at Committee meetings and selected management meetings.

The Committee does not direct Meridian to perform the above services in any particular manner or under any particular method. The Committee approves the annual work plan and all invoices for executive compensation work performed by Aon Hewitt (prior to the spin-off) and by Meridian. The Committee has the final authority to hire and terminate the compensation consultant, and the Committee evaluates the consultant annually.

The executive compensation consultant is required to obtain prior approval from the Committee Chair (or his or her delegate) for any material non-Board work.  In 2010, non-Board work conducted by Aon Hewitt included administering our Pulsecheck survey and benefits consulting.  The majority of this work was performed after the spin-off of Meridian.

In addition, the Corporate Governance Committee of the Board engaged Aon Hewitt/Meridian to assist in determining a comparator group and to gather comparators’ information on director compensation. This information was then used by the Corporate Governance Committee in its determination of the Company’s director compensation for 2010.

Executive compensation-related fees

The following table lists fees paid to Meridian and to Aon Hewitt for the past two years.

	Aon Hewitt		Meridian
Type of work	2009	2010	2009	2010
Services related to determining director and executive officer compensation ($)	$344,500	$18,241	n/a	$199,893
All other fees (non-Board services) ($)	317,000	180,230	n/a	Nil
Total	$661,500	$198,471	n/a	$199,893

Highlights

Succession planning

Succession planning at TELUS is a robust process that involves a detailed annual review of the pool of potential candidates for each executive position, including the CEO role, by the Board and the Committee with the CEO and Executive Vice-President, Human Resources.  Each year, the Board and the Committee consider and discuss with the CEO and Executive Vice-President, Human Resources, the availability of successor candidates and strength of the succession plan for each executive role, review the pool of candidates identified by the CEO and his assessment of their readiness and capability (immediately or within a certain time period) to assume the role, and the type of training that would enhance their readiness. If it is determined that external candidates are needed to strengthen a succession plan, the Company would recruit for a candidate immediately or on an opportunistic basis, depending on need and urgency.  The CEO also presents an emergency candidate for each position. As outlined in its term of reference, the Committee then approves the succession plan for all executives other than the CEO, and recommends to the Board for approval the succession plan for the CEO.

In addition, the Committee took these actions in 2010 in accordance with its annual work plan:

President and CEO

•                  reviewed and approved the corporate goals and objectives relevant to CEO compensation

•                  reviewed the form and adequacy of CEO total compensation

•                  assessed the performance of the CEO with the input of the Board and reported the results to the Board

•                  reviewed and recommended to the Board for approval the CEO’s compensation, based on the evaluation of his performance and the Committee’s review of the form and adequacy of CEO compensation

•                 reviewed and recommended to the Board for approval the succession plan for the CEO.

Executive management

•                  reviewed the degree of stretch in the financial goals on the corporate scorecard for the purpose of objective-setting for compensation purposes, and validated the measures relative to financial reporting

•                  reviewed and recommended to the Board for approval the proposed appointment of individuals as executives and as corporate officers of the Company

•                  reviewed and approved changes in role and employment terms of one executive

•                  reviewed the Company’s compensation philosophy and guidelines for executives by assessing the linkage of executive compensation philosophy and executive incentive plans to the Company’s financial and non-financial performance, support of the Company’s business strategy and alignment with the Company’s employee compensation philosophy

•                  reviewed the following key compensation parameters to determine the extent they encourage risk-taking and whether there are appropriate mitigating safeguards: pay philosophy and governance, pay mix and balance, incentives and performance measurement, stock-based ownership guidelines, and compensation policies and provisions.  The Committee concluded that there was no concern with undue risk-taking

•                  reviewed and approved the selection of a Canadian comparator group for benchmarking executive compensation and the selection of a U.S.-based telecom comparator group for a secondary reference

•                  considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executives other than the CEO

•                  reviewed the CEO’s evaluation of the performance of individual executives

•                  reviewed and approved the compensation of individual executives other than the CEO, after considering the evaluation and recommendations of the CEO and applying the Company’s compensation principles as described on page 36

•                  received updates on the share ownership of executives relative to target

•                  reviewed and approved the succession plan for each executive role other than the CEO.

Equity plans

•                  reviewed and recommended to the Board for approval the annual share option and restricted stock unit (RSU) grants to management (including executives) under the TELUS Management Share Option Plan (Management Plan) and the Restricted Stock Unit Plan (RSU Plan), respectively, for 2010 performance, specifically taking into account pay-for-performance, affordability and dilution considerations

•                  approved annual grants of restricted stock units (ESUs) under the Executive Stock Unit Plan (ESU Plan) to executives for 2010 performance

•                  approved the amendment to the ESU Plan to provide for the granting of management performance stock units and rename the plan the Performance Stock Unit Plan (PSU Plan)

•                  reviewed and recommended to the Board for approval the replenishment of a discretionary pool of options and RSUs that may be granted at the CEO’s discretion to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Committee and oversight by the Committee

•                  monitored ad-hoc grants under the RSU Plan and the Management Plan to certain non-executive management for reward, retention or recognition purposes

•                  received reports on the status of the option share reserves, and monitored discretionary long-term incentive awards

•                  approved and recommended an increase to the share option reserve under the Management Plan (which was approved by the Board and shareholders at the May 2010 annual meeting)

•                  considered and recommended to the Board (who approved) certain housekeeping changes to the Management Plan, RSU Plan and ESU Plan to clarify the definition of retirement.

Governance

•                  reviewed the Committee’s terms of reference including its oversight role over compensation-related risks, and recommended certain amendments to the Corporate Governance Committee, for further recommendation to the Board

•                  reviewed and approved the Committee’s annual work plan

•                  received regular updates from management and the compensation consultant, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation matters

•                  received compliance reports on a quarterly basis from the Respectful Workplace Office

•                  approved the annual work plan, budget and fees of the compensation consultant and conducted an assessment of its annual performance

•                  received an overview on severance practices and change in control protection as part of the Committee’s education program

•                  received an annual labour relations update from management

•                  received an annual team engagement update from management

•                  reviewed (and in some cases amended) various executive policies.

Public disclosure

•                  reviewed and approved for publication this mandate and report of the Committee, and the compensation discussion and analysis that follows.

EXECUTIVE COMPENSATION AT TELUS

REPORT TO SHAREHOLDERS

To our shareholders,

At TELUS, we are firmly committed to keeping you informed on the compensation of our executives — what we pay them, how we pay them and why we take the approach that we do. As part of this commitment, our goal is to provide you with information that is clear, relevant and helpful in enhancing your understanding of executive compensation at TELUS and to ensure you have the information you need to evaluate our compensation program.

Our approach to executive compensation

Our philosophy is to pay for performance.  Actual compensation for executives should have a direct connection to the actual contribution they make to overall business objectives and corporate success. As a result, our compensation program strongly links executive pay to actual performance and aligns compensation with shareholder value.

Building on this approach, we target a full 75 per cent of an executive’s compensation to be in the form of at-risk pay, which includes an annual performance bonus paid in cash (annual cash bonus), and executive stock units (ESUs), restricted stock units (RSUs) and options that are tied to the share price of the Company. Furthermore, the majority of an executive’s at-risk pay is linked to medium-term (ESUs) and longer-term (RSUs and options) results, with only the annual cash bonus tied to short-term results. The remaining 25 per cent of an executive’s targeted pay is fixed (base salary).

Aligning compensation to corporate strategy

To effectively enhance the growth and profitability of the Company, our executives and the entire TELUS team are focused on the delivery of our national growth strategy and six strategic imperatives (see page 36), which have guided our efforts since 2000. Additionally, each year we establish corporate priorities to further advance our strategy, which, for 2010, are shown in the sidebar.

In 2010, our corporate priorities were to:

•                  Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

•                  Enhance TELUS’ position in the small and medium business market

•                  Ensure TELUS delivers its future friendly brand promise to clients

•                  Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth, and

•                  Increase TELUS team engagement and live our culture of personal responsibility and customer service

To align executive compensation to our corporate strategy, we incorporate a direct link between an executive’s performance — objectively measured by achievement of our strategic imperatives and corporate priorities — and the resulting compensation, and we create a balance between a short and longer-term view through a mix of compensation elements. See page 36 for more information on linkage and page 38 for more information on compensation mix.

Designing executive compensation that encourages appropriate risk-taking

A key component of our executive compensation program is the comprehensive approach we take to managing risk-taking by our executives. In addition to the many long-standing practices we have in place in this regard, in 2010 the Compensation Committee expanded its risk oversight activities and committed to a formal annual assessment of the linkages between pay practices and risk.

Highlighted below are some of TELUS’ long-standing practices and inherent design elements of our compensation program that help to manage risk in executive compensation.

•                  The mix of short, medium and longer-term compensation encourages executives to take a balanced view and discourages excessive risk-taking or behaviour that is too conservative.

•                  The corporate scorecard (with an 80 per cent weighting in determining an executive’s annual cash bonus and ESU award) contains diverse metrics that balance shorter-term objectives and longer-term sustainable growth.

•                  Targets for performance metrics in the corporate scorecard are stress tested and generally made more difficult each year to promote continuous stretch and performance improvement year over year.

•                  At-risk payouts can be as low as zero, if minimum threshold levels of all corporate and individual performance are not met, and are capped at 200 per cent where corporate and individual performance objectives are exceeded, to prevent excessive payouts and to act as a disincentive against excessive risk-taking.

•                  ESU (medium-term) awards are linked to share price performance and reduced if the share price declines during a performance year.

•                  The largest component of pay is in the form of long-term incentives (approximately 50% at-target) that focuses on our longer-term success and mitigates excessive short-term risk-taking.  The size of these incentives is linked to performance and is designed to put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company.

Highlights of 2010 performance and CEO compensation and pay

2010 was a year of building momentum that positioned TELUS for even stronger performance in 2011. Our considerable investments in wireless and wireline broadband networks and the roll-out of innovative new services have strengthened our competitive position and helped attract new customers.  This created improved performance in 2010 and set the stage for a continuation in 2011.

TELUS’ consistent strategy, high-performing team, growth-oriented asset mix and commitment to operational excellence, combined with the benefits from these strategic investments, are evidenced by the Company’s improved financial performance in 2010.  Revenue and earnings growth resumed in 2010, primarily driven by increasing customer connections, an improving trend in wireless revenue per customer and the benefits of ongoing operational efficiency initiatives.  TELUS’ common share price increased from $34.11 at the end of 2009 to $45.48 at the end of 2010, representing a 33.3 per cent increase in shareholder value.  In addition, shareholders saw $2.00 of dividends declared per share in the same period resulting in a total return of approximately 40 per cent.

Compensation for 2010 reflected this improvement in corporate performance, resulting in a corporate scorecard multiplier of 0.94 compared to 0.28 for 2009.  Mr. Entwistle’s total direct compensation for 2010 was $9,940,445.  He invested his 2010 after-tax base salary in TELUS shares, and will do so again for 2011.

Mr. Entwistle’s total compensation for 2010 (excluding a one-time recognition award) increased by $2,087,118 or 30.5 per cent over 2009 while TELUS shareholders received a 40 per cent total return for the year, as a result of the Company exceeding many of its corporate scorecard metrics and the Board assessing his personal contributions and performance as outstanding.  Over the period of slightly more than 11 years, TELUS holds the top position globally on the Morgan Stanley World Telecom Index for incumbent telecommunications companies with a total return of 91 per cent (including reinvested dividends).  In recognition of his exceptional leadership and successful stewardship of the Company over the past 10 years, the Board also awarded to Mr. Entwistle a special recognition award of $1 million. When this one-time award is included, Mr. Entwistle’s total compensation for 2010 increased by $3,087,118 or 45 per cent over 2009.

The following graph shows a comparison of Mr. Entwistle’s total compensation for 2006 through 2010.

Further details of the compensation paid to Mr. Entwistle and our other named executive officers (NEOs) are available starting at page 45.  In total, the NEOs’ compensation increased 31 per cent this year, well below the total shareholder return of approximately 40 per cent.

Commitment to communication

As part of our commitment to providing you with complete and relevant information regarding our executive compensation program, the following pages contain a much more detailed look at the methodologies we use and the actual pay our executives receive. We invite you to review the following sections to gain a greater understanding of our executive compensation program, and to give direct feedback to your Board at board@telus.com.

Sincerely,

“Charlie Baillie”

Charlie Baillie,

Chair, Human Resources & Compensation Committee,

On behalf of the TELUS Board of Directors

COMPENSATION DISCUSSION AND ANALYSIS

The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation paid to executives for their 2010 performance.

Board oversight

The Human Resources and Compensation Committee of the TELUS Board of Directors (the Compensation Committee) is responsible for reviewing and approving the compensation arrangements of all executives other than the CEO, and for reviewing and recommending to the Board for approval the compensation arrangements of the CEO.

Compensation philosophy

TELUS is a strong proponent of paying for performance. We have a clear and direct linkage between compensation and the achievement of business objectives — in the short, medium and long term — by providing an appropriate mix of fixed versus at-risk compensation, and immediate versus future income linked to the Company’s share price performance.

A key mandate of the Compensation Committee is to maintain an executive compensation program that supports the achievement of three objectives:

•      to advance the business strategy of the Company

•      to enhance the growth and profitability of the Company

•      to attract and retain the key talent necessary to achieve the business objectives of the Company.

The Compensation Committee utilizes both a market-based and a performance-based approach to compensation. An executive’s compensation is based on his or her personal performance, together with corporate performance and competitive market compensation data.

Alignment to corporate strategy

Our national growth strategy, which was developed in 2000 and is still relevant today, is founded on our strategic intent — to unleash the power of the Internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Guiding our efforts are six strategic imperatives, which have also been in place for more than a decade:

•      building national capabilities across data, Internet protocol (IP), voice and wireless

•      focusing relentlessly on growth markets of data, IP and wireless

•      providing integrated solutions that differentiate TELUS from our competitors

•      partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

•      investing in internal capabilities to build a high-performance culture and efficient operation

•      going to market as one team, under a common brand, executing a single strategy.

In addition, each year we establish corporate priorities to advance our national strategy. For 2010, these priorities were to:

•      capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

•      enhance TELUS’ position in the small and medium business market

•      ensure TELUS delivers on its future friendly brand promise to clients

•      continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

•      increase TELUS team engagement and live our culture of personal responsibility and customer service.

Our 2010 corporate scorecard metrics (see page 46) and personal performance objectives of our executives (see page 48) are directly linked to achieving these objectives.

Risk versus reward

Our compensation program incorporates many long-standing elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. For example:

•      Our mix of short, medium and longer-term compensation encourages executives to take a balanced view and mitigates against excessive risk-taking or behaviour that is too conservative.

•      At-target, only 12.5 per cent of an executive’s pay (annual cash bonus) is tied to short-term results, while 50 per cent is tied to long-term incentives (RSUs and options).

•      The annual cash bonus and medium-term incentives (ESUs) are directly linked to, and determined by, corporate performance (as measured by the corporate balanced scorecard) and individual performance.

•      The value of an ESU award is reduced if the share price declines during a performance year.

•      Annual cash bonus and ESU award payouts can be as low as zero, if minimum threshold levels of corporate and individual performance are not met, and are capped at 200 per cent where corporate and individual performance objectives are exceeded, to prevent excessive payouts and to act as a disincentive against excessive risk-taking.

•      Similarly, long-term incentive awards can range from zero for an executive with a low personal value-add assessment model (PVAAM) rating, to an amount that would place the total direct compensation (base salary + annual cash bonus + ESU awards + RSU/option awards) at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company.

•      The corporate balanced scorecard is comprised of a mix of diverse metrics, both financial and non-financial, that balance shorter-term objectives and longer-term sustainable growth.

•      Targets for performance metrics in the corporate balanced scorecard are stress tested and generally made more difficult each year to promote continuous stretch and performance improvement year over year.

•      We require all of our executive vice-presidents to own at least 1x their annual base salary in TELUS shares and the CEO to own at least 3x his annual base salary in TELUS shares.  Options, ESUs and RSUs are not included in the calculation of an executive’s share ownership.

The Board strengthened its role in risk oversight in 2010 by engaging in an extensive review conducted in three parts:  an assessment of the adequacy of the Board’s framework for risk oversight, an assessment of the key enterprise risks and an in-depth risk analysis of our executive compensation programs.  As a result of this review, described in more detail on page 21, the Board formally expanded the Compensation Committee’s risk oversight activities by amending its terms of reference to include a mandatory annual review of the linkage between our pay practices and risk.

In 2010, the Compensation Committee reviewed the risk implications associated with the following compensation policies and practices, and concluded that there are appropriate measures in place to mitigate or balance any potential for undue risk-taking:

• pay philosophy and governance

• pay mix and balance

• incentives and performance measurement

• stock-based ownership guidelines

• compensation policies and provisions.

Changes to compensation in 2010

As we first reported last year, we made two key changes to our 2010 compensation program:

•      we eliminated the use of business unit scorecards as a component of the performance bonus calculation

•      we changed our annual performance bonus to be based on a profit-sharing pool, which is based on a percentage of earnings before interest and taxes (EBIT), and set the 2010 pool at 6.5 per cent of EBIT.

This change to a profit-sharing pool results in target payouts that are lower than the previous methodology and applies to the entire TELUS team, including our executives and the CEO.  It was designed based on four major tenets:

•      eliminating the use of business unit scorecards as a component of the annual cash bonus calculation strengthens our goal of having a one-team collaborative culture among team members

•      linking the size of the annual bonus pool to EBIT ensures that the payout is always affordable

•      providing a more transparent and easily understandable approach for team members

•      creating a true profit-sharing mindset across the Company.

We selected EBIT as the measure because we believe it is a fair and accurate representation of TELUS’ profit that team members can help to influence, and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization.

Changes to compensation in 2011

In 2011, the Board and the Compensation Committee approved the size of the profit-sharing pool for the entire TELUS team, including the executives, at 7.25 per cent of EBIT.  This higher percentage reflects an expectation of continued momentum from building on our capital investments and innovative new services, affordability and investment in the TELUS team in conjunction with other corporate investments planned for the year.

In addition, in 2011, we further enhanced the alignment of compensation to shareholders’ interest by encouraging our senior managers below the executive level (senior vice-president, vice-president, and director level employees) to commit to meeting share ownership targets (see page 52).  In consideration, managers who comply with share ownership requirements will be eligible for annual grants of medium-term restricted stock units called management performance stock units or MPSUs.

The size of MPSU grants is based on annual target amounts established by the CEO for each job level.  We expect these targets to range from $10,000 a year for directors to $50,000 a year for senior vice-presidents, introduced gradually over a three-year period.  The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual cash bonus is adjusted.  This way, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance.  MPSUs are awarded under the ESU Plan and are substantially similar to ESUs, except that MPSU awards are not subject to reduction for any decline in share price during the performance year.

Total compensation approach

TELUS takes a holistic approach to executive compensation. A summary of our complete compensation program is shown in the table on page 39.

Key compensation elements

The key components of direct compensation are fixed base salary, which makes up 25 per cent of the executive’s targeted compensation, and variable at-risk compensation, which makes up the remaining 75 per cent. This 25/75 split is in keeping with TELUS’ commitment to pay for performance.  For 2010 and 2011, the targeted percentages of annual cash bonus and ESU awards are further adjusted based on affordability.

The at-risk compensation includes performance bonuses (which pay the executive for annual performance in cash), medium-term incentives (which pay for performance in the medium term over a period of just under three years through ESUs) and long-term incentives (which pay for retention and future performance over the long term through RSUs and stock options). The chart below shows the targeted mix of fixed and at-risk compensation.

Also considered as part of the Company’s total compensation program are benefits and perquisites, and retirement benefits.  See page 39 for details.

Total compensation at a glance

Component	Targeted % of total	Description
Direct compensation
Fixed base salary	25.0

Annual base salary — cash

•   Ranges are established for each position based on market with the mid-point of the range being set at the market median. Executives are targeted to be paid at the mid-point.

At-risk compensation	12.5

Annual performance bonus — cash

•   50% of base salary at-target, subject to affordability based on a profit-sharing pool (6.5% of EBIT for 2010)

•   Tied to corporate and individual performance, with corporate performance given 80% weighting

•   Corporate performance is determined using a corporate balanced scorecard,

•    Individual performance is determined by an assessment of performance against individual pre-stated annual objectives

•    Corporate and individual performance metrics can lead to payouts of zero (for substandard performance) to no more than 200% (for exceptional performance),

•   The CEO approves the executives’ performance objectives and the Compensation Committee approves the CEO’s performance objectives.

	12.5

Annual medium-term incentive — ESUs

•   50% of base salary at-target, subject to affordability based on the profit-sharing pool (6.5% of EBIT for 2010)

•   Determined in the same way as the annual performance bonus, but linked to share price performance — if the share price has declined during the performance year, the award is reduced by the same percentage that the share price has declined. If the share price has increased during the performance year, there is no corresponding increase to the award

•   ESUs vest equally in just under three years and encourage the executives to drive shareholder value over the medium term.

	50.0

Annual long-term incentive — stock options and RSUs

•   This award typically consists of a mix of stock options and RSUs and has often been divided evenly in terms of dollar value between options and RSUs

•   Size of grants to executives is differentiated based in part on their performance and potential (performance granting), as measured by their PVAAM, which is based on:

•      results achieved

•      leadership

•      retention risk

•      value to strategy

•   Size of grant is also determined in part by market benchmarking. See page 40.

•   Options are seven-year-term options that cliff-vest in three years from the grant date, which ties payouts to future share price performance

•   RSUs cliff-vest in just under three years, which encourages executives to drive shareholder value over the longer term.

Indirect compensation
Benefits and perquisites

Benefits and perquisites

•   A competitive executive benefits program including comprehensive annual health assessments for the executives and their spouses

•   Vehicle, telecommunications benefit and flexible perquisite plan.

Retirement benefits

Retirement benefits

•   Registered defined benefits plan and supplemental retirement arrangement (SRA) consistent with market practice

•   The SRA arrangements for all named executive officers are described on page 57.

Benchmarking

Highlights

•      We select a Canadian comparator group made up of competitors and companies in other Canadian industries with similar revenues and roles, in benchmarking compensation ranges and levels.

•      We also use a U.S.-based comparator group as a secondary reference point.

•      Benchmarking results are size-adjusted and the companies in the comparator groups are updated and reviewed annually by the Compensation Committee.

•      Minor changes were made to the comparator groups in 2010 to account for recent acquisitions and consolidations.

Selection of comparator group

Each year, the Compensation Committee selects a comparator group for benchmarking purposes. The selection of this group is done with input from our compensation consultant and management. The comparator group is made up of competitors of TELUS and companies in other Canadian industries with revenue similar to that of the Company and executive positions of similar scope and complexity with which TELUS would compete for executive talent in the marketplace. To ensure we do not overestimate competitive practices, benchmarking results are size-adjusted to the Company’s revenues using statistical analysis where appropriate.

Companies included in the 2010 Canadian comparator group had revenue ranging from $2.8 billion to $30.7 billion (based on 2009 results), with an average of $10.8 billion and a median of $9.0 billion, compared to TELUS’ revenue of $9.6 billion in 2009.

Canadian comparator group used for benchmarking

Agrium Inc.	Quebecor Inc.
BCE Inc.	Rogers Communications Inc.
Canadian National Railway Company	Shaw Communications Inc.
Canadian Tire Corporation	Shoppers Drug Mart Corporation
Enbridge Inc.	Suncor Energy Inc.
EnCana Corporation	Talisman Energy Inc.
Finning International Inc.	Teck Resources Limited
Loblaw Companies Limited	TransAlta Corporation
Maple Leaf Foods Inc.	TransCanada Corporation
Nova Chemicals Corporation

In 2010, Nova Chemicals Corporation was acquired by International Petroleum Investment Company.  Accordingly, we have since removed it from the group and replaced it with Research In Motion Limited.   This revised group was used to benchmark for the February 2011 long-term incentives granted to executives.

Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool used at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group as a secondary reference only. This group is not directly used for benchmarking, but serves as a secondary data point in assessing executive compensation against market data.

The companies included in the 2010 U.S.-based comparator group (unchanged from the previous year) had revenue ranging from U.S.$3.0 billion to U.S.$107.8 billion based on 2009 results, with an average of U.S.$20.2 billion and a median of U.S.$10.4 billion.

U.S.-based comparator group used as secondary reference for benchmarking

Avaya Inc.	Sprint Nextel Corporation
Brightpoint, Inc.	Telephone & Data Systems, Inc.
CenturyLink	Time Warner Cable Inc.
Direct TV Group Inc.	Verizon Communications
Qualcomm Inc.	Windstream Corporation
Qwest Communication International Inc.

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation for its executives against the same in the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also benchmarks and considers against the same Canadian comparator group the value of the other elements of an executive’s total compensation such as benefits, retirement programs and perquisites.

Throughout the process, the Compensation Committee engages and receives expert advice from the compensation consultant who conducts surveys and provides competitive data and market trends, and the Compensation Committee considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors such as internal equity and strategic significance of the role, are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites. In keeping with TELUS’ pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Components of executive compensation

Base salary methodology

At TELUS, we target base salary at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, and the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries of the executives, while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

•      annual performance bonus (annual cash bonus)

•      medium-term incentives (ESU awards)

•      long-term incentives (RSU and option awards).

The following information outlines how the at-risk components are determined and delivered.

At-risk pay: Annual performance bonus (annual cash bonus)

Methodology

The annual cash bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash.  It equals 50 per cent of the annual base salary for at-target performance (subject to affordability) and is calculated based on individual and corporate performance.   To better reflect affordability and continued funding of strategic investments, commencing 2010, this element of pay is based on availability in the form of a profit-sharing pool.  For 2010, the profit-sharing pool was set at 6.5 per cent of EBIT, providing an at-target payout that is more reflective of approximately 30 per cent of an executive’s base salary versus 50 per cent.

Each executive’s annual cash bonus is determined using the following formula.  Each element in the formula is explained in the steps outlined below.

6.5% of 2010 EBIT	x	Executive’s personal portion of bonus pool	x		Corporate scorecard multiplier 0 to 200%	x	80% (corporate weighting)

+

6.5% of 2010 EBIT	x	Executive’s personal portion of bonus pool	x		Individual multiplier 0 to 200%	x	20% (individual weighting)

Annual cash bonus

To determine the annual cash bonus for each executive, we follow a four-step process:

•    Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

•    Step 2: Assess corporate performance as measured by the corporate scorecard results

•    Step 3: Assess the individual’s performance as measured by his or her results and leadership and

•    Step 4: Calculate the annual cash bonus award based on the above payout formula.

Step 1:   Determine the profit-sharing pool size and each executive’s personal portion of the pool

At the start of each year, the Compensation Committee and the Board approve the size of the profit-sharing pool for the executives, as a percentage of EBIT, from which the annual cash bonus is paid.  For 2010, we set the profit-sharing pool at 6.5 per cent of EBIT, reflecting affordability and our focus on funding strategic investments.  Any change to the EBIT percentage for the executives would again require the Board and the Compensation Committee’s approval.

Each executive’s personal portion of the 2010 profit-sharing pool is determined by the following formula:

Executive’s 2010 base salary x performance bonus target of 50%
2010 base salary x performance bonus target % of all eligible participants including the executives

Step 2:          Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS’ corporate balanced scorecard. This is determined at the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric determined at the start of the year. Our 2010 metrics measured achievements in four areas: profitable growth and efficiency, customer excellence, business effectiveness and employee engagement.  Please see page 46 for details on the 2010 corporate scorecard and our results.

Setting Objectives

The objectives in our corporate balanced scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

•                  selecting quantifiable performance metrics that are measurable and auditable

•                  ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must meet or exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

•                  stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement

•                  ensuring that targets and stretch targets to determine when these objectives have been met or exceeded are clearly set out in the corporate scorecard

•                  ensuring all performance metrics are tied to the Company’s strategic imperatives as outlined on page 36.

Step 3:          Assess the individual’s performance as measured by results and leadership

Individual performance is measured against personal objectives of that executive as well as the display of leadership skills by that executive (the personal performance objectives).

The personal performance objectives of the CEO consist of strategic and operational objectives that support TELUS’ 2010 corporate priorities (as described on page 36) plus any other goals that may be set by the Compensation Committee.

The personal performance objectives of each executive support the personal performance objectives of the CEO and primarily consist of the strategic and operational objectives from the CEO’s performance objectives that are led by the business unit of that executive, other goals that are set by the CEO, and that individual’s leadership as measured by the CEO.

The CEO assesses the personal performance results achieved by each executive. The Compensation Committee, with input from the Board, assesses the personal performance results achieved by the CEO.

Step 4:          Calculate the annual cash bonus based on the payout formula

In the fourth step, the Compensation Committee reviews the CEO’s assessment of each executive’s performance, along with his recommendations on incentive payments, and determines the annual cash bonus of each executive using the formula on page 42. The Compensation Committee, with input from the Board, assesses the personal performance results achieved by the CEO. Based on this assessment along with corporate results, the Compensation Committee recommends to the Board for approval the annual cash bonus of the CEO, also based on the formula on page 42.

The weight that corporate versus individual performance has over a team member’s annual cash bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance.  In the case of the executives, including the CEO, the weightings are 80 per cent on the corporate component and 20 per cent on the individual component.

Payout on corporate or individual performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that the at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

At-risk pay: Medium-term incentives (ESUs)

Methodology

Medium-term incentives are paid in the form of ESUs under the ESU Plan. ESUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to share price performance and payable over three years. This is achieved by pegging the value of ESUs to the value of non-voting shares and paying them out over approximately three years on a schedule whereby the ESUs vest one-third per year.  To further align the interests of the executives with those of the shareholders, this award is linked to share price performance.

To determine this award, we start with the amount of the annual cash bonus and apply the following formula:

The dollar value of the annual cash bonus
ESU award =	the higher of the beginning or year-ending TELUS non-voting share price

Therefore, any decline in the value of non-voting shares of the Company over the performance year directly reduces the value of the executive’s ESU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested ESUs are forfeited. See page 73 for a description of the key terms of the ESU Plan.

The Compensation Committee approves ESU awards to executive vice-presidents annually, following its review of the CEO’s assessment of each executive’s performance, while the ESU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

At-risk pay: Long-term incentives (RSU and option awards)

Methodology

Long-term incentives are awarded in the form of options and RSUs granted under the Management Plan and the RSU Plan, respectively. The options and RSUs are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to share price performance.  Our long-term incentives are performance granting, as the size of the awards is differentiated in part based on individual executives’ performance and potential.

The key aspects of determining the long-term incentives are as follows:

•                  They are generally provided in the form of options that have a seven-year term and cliff-vest in three years from the grant date, and RSUs that typically cliff-vest in just under three years.

•                  The value of options and RSUs is, in each instance, pegged to the value of TELUS non-voting shares.  In the case of options, these are granted at an exercise price not less than the market value of the non-voting shares, determined in accordance with the Management Plan.  RSUs are awarded based on the market value of the non-voting shares at the time of grant, determined in accordance with the RSU Plan. See page 74 for further details.

•                  The size of these awards is based on an executive’s performance and potential, as measured using the Company-wide PVAAM, in conjunction with competitive market compensation.  The Compensation Committee also takes into account option grants made in the previous three years and the vesting schedule of such grants when considering whether to make new option grants and the size of such grants.

PVAAM is an assessment tool used to evaluate each executive individually by:

•                  the extent to which the executive has achieved results based on personal performance objectives

•                  the extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)

•                  the value that executive brings to achieving TELUS’ strategy

•                  retention risk.

Awards can range from zero for executives with lower PVAAM ratings to an amount that would put the total direct compensation (base + annual cash bonus + ESU awards + RSU/option awards) of the executive at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company.

Since a significant portion of the executives’ total compensation is in the form of options and RSUs and tied to future share price performance, our compensation mix will automatically reduce the value of the executives’ awarded compensation for the affected year in the unlikely event that we retroactively restate or adjust any performance goal or similar condition on which compensation awards are based.

For the CEO, option and RSU grants require Board approval upon the recommendation of the Compensation Committee.  For executives other than the CEO, the CEO first recommends to the Compensation Committee the total value of options and RSUs to be granted to each executive, and the Committee, after considering the CEO’s recommendation, then recommends to the Board the total value of options and RSUs to be granted.

Annual grants of options and RSUs to non-executive management are also determined in the same manner as for the executives other than the CEO.

2010 actual compensation paid to NEOs

Named executive officers

The named executive officers (NEOs) for 2010 are:

•    Darren Entwistle, President and CEO

•    Robert McFarlane, Executive Vice-President and CFO

•    Joe Natale, Executive Vice-President and Chief Commercial Officer, TELUS Customer Solutions

•   Kevin Salvadori, Executive Vice-President, Business Transformation and Technology Operations

•    Eros Spadotto, Executive Vice-President, Technology Strategy.

2010 actual compensation mix

Compensation element and mix at target	Provided as	2010 actual for entire executive team (as a percentage of total compensation)

Annual long-term incentive 50% of total compensation (at risk)	RSUs and options	65.5%

Annual medium-term incentive 12.5% of total compensation (at risk)	ESUs	6.4%

Annual performance bonus 12.5% of total compensation (at risk)	Cash	6.4%

Annual base salary 25% of total compensation (fixed)	Cash	21.7%

Overall total compensation to the executive team was slightly above the 60th percentile of the market despite our executive compensation philosophy of targeting total direct compensation (base salary and all at-risk compensation) at or about the 75th percentile of the selected comparator group where performance warrants.  Given the substantial investments made in 2008 and 2009 in our wireline and wireless networks and wireless spectrum for future growth and increased competitiveness, and due to the impact of the recession on financial performance, the Company introduced the profit-sharing pool in 2010 that reflected an affordability component in the annual cash bonus payout and ESU payout.  This design reflected the need for prudent cost control while we began to leverage the potential of our new networks and weathered the recession.  Performance for 2010 reflected improvements over 2009, and future profitable growth realized from these capital investments should see anticipated overall compensation increase over time to be more in line with our stated philosophy and mix at-target.  Please see page 37 for further details.

2010 actual base salary compensation

The 2010 base salaries of the CEO and the other NEOs did not change from 2009, except for Joe Natale who received an increase to reflect his added responsibilities when he assumed leadership of the combined business and consumer customer business, and except for Eros Spadotto, to position him closer to the market median for his role. See the Executive compensation summary table on pages 54 and 55.  The total base salary paid to each member of the executive team was below the 50th percentile of his selected comparator group.

To demonstrate his belief in and commitment to the future growth potential of the Company, Mr. Entwistle invested his 2010 base salary net of taxes and withholdings in TELUS shares.  He announced in November 2010 that he would similarly invest his 2011 base salary in TELUS shares.

2010 actual at-risk compensation

2010 corporate performance metrics and results

The following chart describes the corporate performance metrics and results that made up the 2010 corporate objectives.  Achieving performance at target would result in an overall multiplier of 1.0. Individual performance metrics and results for each NEO are discussed starting on page 48.

Objectives	Performance metrics	Weighting	2010 targets (1.0x)	2010 results	Quadrant multiplier

Profitable growth and efficiency	Free cash flow(1) Earnings per share (EPS) excluding tax-related adjustments(2)	45%	$959 million $3.38	$999 million $3.26	Objectives partially met, resulting in a quadrant total of 0.43

Customer excellence	Network access line losses (wireline) Gross subscribers additions index	30%	-3.90% 1.0	-5.72% 1.15	Objectives partially met, resulting in a quadrant total of 0.21

(1) Free cash flow is a non-GAAP (generally accepted accounting principles) financial measure.  For the purpose of the scorecard payout, the free cash flow result was derived from the Company’s 2010 audited consolidated financial statements, as defined in Section 11.2 of Management’s discussion and analysis (MD&A) in the TELUS 2010 annual report.  Free cash flow was then adjusted upward by $52 million to account for the loss on early debt redemption so as not to understate in-year performance given this was the right long-term decision for the Company. This change was approved by the Human Resources and Compensation Committee.

(2) For the purpose of the scorecard payout, the EPS result was derived from EPS — basic as reported in the Company’s 2010 audited consolidated financial statements and Section 1.4 of the MD&A in the TELUS 2010 annual report.  EPS was then adjusted downward to account for $0.09 in positive tax settlements and by $0.12 upward to account for the loss on early debt redemption so as not to overstate performance due to the tax settlement nor to understate performance due to the debt redemption given that it was the right long-term decision for the Company. This change was approved by the Human Resources and Compensation Committee.

Objectives	Performance metrics	Weighting	2010 targets (1.0x)	2010 results	Quadrant multiplier

	(wireless and broadband)(3) Client churn index (wireless and broadband)(3)		1.0	0.36

Business effectiveness	Project performance index(4)	15%	1.0	1.02	Objective met, resulting in a quadrant total of 0.15

TELUS Team	Team member engagement measured through confidential feedback	10%	56%	57%	Objective exceeded, resulting in a quadrant total of 0.15

Corporate scorecard multiplier					0.94

We have not changed the primary components of the corporate scorecard (EPS, free cash flow, and certain operation metrics on churn, customer additions and project performance and team engagement) for the last several years. These metrics, however, are made more difficult each year as corporate scorecard thresholds (resulting in 50 per cent of target pay) are generally set to exceed the previous year’s actual results.  Furthermore, we test new scorecard targets by running them through the previous year’s results to ensure there is a year-over-year improvement in productivity.  The increased difficulty in these metrics shows in the corporate scorecard results. In 2009, the corporate scorecard yielded a multiplier of 0.28, in 2008 the multiplier was 0.57 and in 2007 it was 0.81.  In 2010, we achieved a multiplier of 0.94, but as noted above, the design of the profit-sharing pool resulted in a payout that is in line with our cost control efforts.

The 2010 corporate and individual performance results, and the resulting impact on the value of the annual cash bonuses (annual performance bonus) and ESU awards (medium-term incentives) to all executives are summarized in the table below.

	Corporate scorecard	Individual performance	Cash award as % of base salary	ESU award as % of base salary

At-target performance	1.0	1.0	50%	50%

Actual 2010 performance results	0.94	Averaged 1.26	Averaged 30%	Averaged 30%

The 2010 compensation program once again demonstrated the strong alignment between the Company’s compensation program and our pay-for-performance philosophy. Solid performance against corporate objectives, coupled with strong individual performances, led to increased annual cash bonuses and ESU

(3) Internally developed indices made up from a composite of various benchmarks and standards, to measure our ability to attract and retain customers.

(4) Internally developed index designed to measure our effectiveness in planning and executing initiatives to evolve our wireline and wireless networks and by extension, deploy new products and services.

awards for most executives relative to 2009.  The overall annual cash bonus for all executives ranged from 27 per cent to 32 per cent of their base salaries, compared to at-target performance of 50 per cent.

Details for each component (annual cash bonuses, ESU grants, option and RSU grants) that were awarded to each NEO are outlined below.

At-risk pay - Darren Entwistle, President and CEO

Individual performance

In assessing Mr. Entwistle’s individual performance, the Board and Compensation Committee consider the Company’s objectives and results achieved, Mr. Entwistle’s demonstrated leadership and any other factors that they consider relevant.

In considering the Company’s achievements, the Compensation Committee reviews (as one data point) the specific metrics (operational metrics) that guided us in carrying out our 2010 corporate priorities.  The CEO uses these operational metrics (akin to an operating plan) to report on personal performance, and he shares these objectives with specific executives based on their portfolios. These metrics were also tied to targets and stretch targets and, like the corporate scorecard metrics, generally require improvements year over year.

These metrics represented less than 10 per cent of the total corporate and personal performance objectives used to determine the CEO’s annual cash bonus and ESU award. They are largely operational in nature, and therefore highly sensitive. In our view, disclosure of many of these metrics (45 per cent) would seriously prejudice our Company in the intensely competitive market in which we operate, as they contain valuable information to our competitors regarding the Company’s 2010 and future financial, marketing and operating plans. We are able to disclose a subset (55 per cent), as follows:

Wireless EBITDA (excluding $4 million restructuring costs)	$2.035 billion, which exceeded personal performance objective and the publicly disclosed target range of $1.925 to $2.025 billion, including restructuring costs
Wireline EBITDA (excluding $70 million restructuring costs)	$1.681 billion, which did not meet more stringent personal performance objective but was within the publicly disclosed target range of $1.575 to $1.675 billion, including restructuring costs
Wireless margin on network revenue	43.8% which exceeded the personal performance objective of 43.0%
Wireline margin	34.2% which was in line with the personal performance objective of 34.4%
EPS	$3.26, which did not meet more stringent personal performance objective of

$3.38 but was within the publicly disclosed target range of $2.90 to 3.30 (see footnote 2 on page 46)
Free cash flow	$999 million, which exceeded the personal performance objective and was within the publicly disclosed forecast range of $865 to $1,065 million (see footnote 1 on page 46)
Incremental EBITDA savings from operational efficiency program	$134 million, which was in line with both the personal performance objective and the publicly disclosed target of $135 million
Wireless gross additions	1.71 million, which was in line with target
Wireless ARPU (average revenue per unit)	$57.64, which was below target
Wireless churn	1.57%, which was in line with target
Network access line loss	-5.72%, which did not meet target of -3.90%
Corporate social responsibility index	0.76, which was below target of 1.0
TELUS team engagement	57%, which exceeded target of 56%

In respect of the undisclosed 2010 operational metrics, the majority of the targets were met or exceeded. The targets for both disclosed and undisclosed performance metrics are generally made more difficult each year in order to promote continuous stretch and performance improvement year over year.  As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must meet or exceed the actual result on that metric in the previous year.  The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

2010 payout

Mr. Entwistle’s annual cash bonus and ESU award were each determined by the formula outlined on page 42.  Based on solid corporate performance against targets and highly effective personal performance, the Board awarded to Mr. Entwistle an annual cash bonus of $393,997 equal to 32 per cent of his base salary, and an ESU award of $393,997 equal to 32 per cent of his base salary, in each instance against a target of 50 per cent.  The value of the ESU award was not reduced since the Company’s share price increased during the 2010 performance year.  In light of his already significant ownership of TELUS shares and his decision to invest his 2010 and 2011 base salary (net of taxes and withholding) in TELUS shares, the Compensation Committee recommended and the Board approved an all-cash payment of the ESU award to Mr. Entwistle for 2010 performance, and accordingly, no ESUs were granted to him.

The Board also awarded to Mr. Entwistle long-term incentives totalling $6,000,000, entirely in three-year vesting RSUs.

In recognition of his exceptional leadership and successful stewardship of the Company over the past 10 years, the Board further awarded to Mr. Entwistle a special recognition award of $1,000,000, of which half is payable in cash and half in two-year vesting RSUs.

At-risk pay - Robert McFarlane, Executive Vice-President and CFO

Individual performance

Mr. McFarlane’s individual performance was measured by the extent to which the Finance business unit contributed to Company performance and Mr. McFarlane’s leadership as measured by the CEO.

Mr. McFarlane shared in 47 per cent of the 2010 operational metrics as part of his performance objectives, including those outlined for the CEO on page 48 other than wireless gross additions, wireless ARPU, wireless churn and network access line loss.  Please refer to CEO at-risk pay (page 48) for a discussion on how individual performance is assessed.

These metrics accounted for less than 10 per cent of the total corporate and personal performance objectives used to determine Mr. McFarlane’s annual cash bonus and ESU award.  Please see page 48 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2010 payout

Mr. McFarlane’s annual cash bonus and ESU award were each determined by the formula outlined on page 42.  Based on solid corporate performance against targets and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $137,676 equal to 28 per cent of Mr. McFarlane’s annual base salary, and an ESU award of $137,676 equal to 28 per cent of his annual base salary, in each instance against a target of 50 per cent.  The Compensation Committee also awarded to Mr. McFarlane long-term incentives totalling $750,000, which, at the discretion of the CEO, were awarded entirely in three-year vesting RSUs in recognition of Mr. McFarlane’s significant contributions and retention profile.  Given Mr. McFarlane’s outstanding leadership on TELUS’ early debt redemption program, he was also awarded $400,000 in RSUs that will vest in their entirety on November 17, 2013.

At-risk pay — Joe Natale, Executive Vice-President and Chief Commercial Officer, TELUS Customer Solutions

Individual performance

Mr. Natale’s individual performance was measured by the extent to which the Customer Solutions business unit contributed to Company performance and Mr. Natale’s leadership as measured by the CEO.  Mr. Natale shared in 90 per cent of the 2010 operational metrics as part of his performance objectives, including those outlined for the CEO on page 48.  Please refer to CEO at-risk pay (page 48) for a discussion on how individual performance is assessed.

These metrics accounted for less than 10 per cent of the total corporate and personal performance objectives used to determine Mr. Natale’s annual cash bonus and ESU award. Please see page 48 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2010 payout

Mr. Natale’s annual cash bonus and ESU award were each determined by the formula outlined on page 42.  Based on solid corporate performance against targets and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $190,191 equal to 29 per cent of Mr. Natale’s annual base salary, and an ESU award of $190,191 equal to 29 per cent of his annual base salary, in each instance against a target of 50 per cent.  The Compensation Committee also awarded to Mr. Natale long-term incentives totalling $2,000,000, which, at the discretion of the CEO, were awarded entirely in three-year vesting RSUs, in recognition of Mr. Natale’s significant contributions and retention profile.

Given Mr. Natale’s expanded role in 2010, he was also awarded (at the time of his promotion) $250,000 in three-year cliff-vesting options and $250,000 in RSUs that will vest in their entirety on November 17, 2013.

At-risk pay — Kevin Salvadori, Executive Vice-President, Business Transformation and Technology Operations

Individual performance

Mr. Salvadori’s individual performance was measured by the extent to which Business Transformations and Technology Operations contributed to Company performance and Mr. Salvadori’s leadership as measured by the CEO.

Mr. Salvadori shared in 93 per cent of the 2010 operational metrics as part of his performance objectives, including those outlined for the CEO on page 48. Please refer to CEO at-risk pay (page 48) for a discussion on how individual performance is assessed.

These metrics accounted for less than 10 per cent of the total corporate and personal performance objectives used to determine Mr. Salvadori’s annual cash bonus and ESU award. Please see page 48 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2010 payout

Mr. Salvadori’s annual cash bonus and ESU award were each determined by the formula outlined on page 42.  Based on solid corporate performance against targets and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $128,045 equal to 27 per cent of Mr. Salvadori’s annual base salary, and an ESU award of $128,045 equal to 27 per cent of his annual base salary, in each instance against a target of 50 per cent.  The Compensation Committee also awarded to Mr. Salvadori long-term incentives totalling $750,000, awarded, at the discretion of the CEO, entirely in three-year vesting RSUs in recognition of Mr. Salvadori’s significant contributions and retention profile.

Given Mr. Salvadori’s outstanding leadership on the advancement of our networks, he was also awarded $400,000 in RSUs that will vest in their entirety on November 17, 2013.

At-risk pay - Eros Spadotto, Executive Vice-President, Technology Strategy

Individual performance

Mr. Spadotto’s individual performance was measured by the extent to which Technology Strategy contributed to Company performance and Mr. Spadotto’s leadership as measured by the CEO.

Mr. Spadotto shared in 76 per cent of the 2010 operational metrics as part of his performance objectives, including those outlined for Mr. Entwistle on page 48, other than network access line loss. Please refer to CEO at-risk pay (page 48) for a discussion on how individual performance is assessed.

These metrics accounted for less than 10 per cent of the total corporate and personal performance objectives used to determine Mr. Spadotto’s annual cash bonus and ESU award. Please see page 48 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2010 payout

Mr. Spadotto’s annual cash bonus and ESU award were each determined by the formula outlined on page 42.  Based on solid corporate performance against targets and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $129,675 equal to 28 per cent of Mr. Spadotto’s annual base salary, and an ESU award of $129,675 equal to 28 per cent of his annual base salary, in each instance against a target of 50 per cent.  Mr. Spadotto also received a cash payment of $350,000, which was the second of three instalments of an ad hoc recognition and retention award (totalling $1,050,000) given to him in 2009. The Compensation Committee also awarded to Mr. Spadotto long-term incentives totalling $1,000,000, which, at the discretion of the CEO, were awarded entirely in three-year vesting RSUs, in recognition of Mr. Spadotto’s significant contributions and retention profile.

Performance graph

The following graph compares the yearly change in the cumulative total shareholder return on TELUS’ common shares and non-voting shares with the cumulative total return on the Toronto Stock Exchange S&P/TSX Composite Index. The calculations, done over five years, assume an investment of $100 on December 31, 2005 and quarterly reinvestment of dividends.

Investment	Dec 31 2005	Dec 31 2006	Dec 31 2007	Dec 31 2008	Dec 31 2009	Dec 31 2010
TELUS common shares	$100	$112	$107	$84	$81	$114
TELUS non-voting shares	$100	$111	$106	$81	$80	$112
S&P/TSX Composite Index	$100	$116	$127	$85	$115	$135

Given the direct linkage between the various elements of performance and at-risk pay calculations and allotments, the significant weighting of share-based incentives in the executive compensation mix, and the methodology for determining ESU awards, TELUS executive compensation, by its design, generally follows the performance drivers that should cause related changes in shareholder return.

As shown in the graph and table above, the annual total return (share price changes plus reinvested dividends) to TELUS shareholders of both common shares and non-voting shares generally followed the S&P/TSX Composite Index from 2006 to 2008, but did not participate in the stock market upswing in 2009, which was led by the financial and resource sectors. However, in 2010 TELUS strongly outperformed the stock market index total return — up 40 per cent compared to 18 per cent, respectively.

Over the five-year period, the percentage change in total compensation paid to NEOs (a decline of 12 per cent) was significantly less than the percentage change in annual total return to TELUS shareholders (an increase of 14 and 12 per cent for the two share classes).  In three of the five years the change in compensation was lower than the change in the total return, while in 2007 and 2009 the percentage change in NEO total compensation was higher.

Share ownership guidelines

Share ownership guidelines were introduced for the executives in 2002 to provide an additional link between the interests of executives and shareholders. This further demonstrates our compensation philosophy to align the interests of our executives with those of our shareholders.

The current share ownership guidelines, as outlined in the table below, are determined by the number of shares an executive beneficially owns, either directly or indirectly. Notably, this is a more stringent requirement than prevalent market practice since TELUS does not permit the inclusion of options, ESUs or RSUs in determining if the target has been met. In the Company’s view, an executive purchasing shares with his or her own funds more precisely and clearly demonstrates that executive’s commitment to the Company and its future.

Share (excluding options, ESUs, RSUs) ownership guidelines
CEO	3x annual base salary
Executive vice-presidents	1x annual base salary

The guidelines were met by all current executives in 2010 other than one executive, who was appointed in 2009. He has three years from the time of his initial appointment to the executive leadership team to reach the target.

In 2011, we introduced share ownership targets for senior managers below the executive level in conjunction with the introduction of MPSUs under the ESU Plan. This is a voluntary program intended to deepen alignment with shareholders’ interest.

Share (excluding options, ESUs, MPSUs, RSUs) ownership guidelines
Senior vice-presidents	75 per cent of base salary, to be attained in four years
Vice-presidents	50 per cent of base salary, to be attained in four years
Directors	25 per cent of base salary, to be attained in five years

We prohibit TELUS’ Board of Directors, officers, executives and other senior managers from engaging in short selling or trading in puts, calls or options in respect of TELUS securities. In 2011, we expanded this prohibition to include all forms of hedging and monetization of equity awards before vesting.

Executive shareholdings and total equity summary

The following table lists the number and value of TELUS shares and total equity (shares, ESUs and RSUs, but excluding options) held by each NEO as at December 31, 2010 (as set out in the Executive compensation summary table on pages 54 and 55). It also shows their total shareholdings as a multiple of the individual’s annual base salary at year-end relative to the share ownership guidelines described above.

Name	TELUS total equity (common shares/non- voting shares/ ESUs/RSUs) (1)	Value of total equity ($)(2)	Value of shareholdings ($)(3)	Base salary ($)		Value of total equity as a multiple of base salary	Value of shareholdings(3) as a multiple of base salary (per TELUS’ stringent requirements)
Darren Entwistle	233,636/79,019/—/122,390	19,336,705	14,043,337	1,225,000	(4)	15.8	11.5
Robert McFarlane	—/116,327/3,887/20,935	6,104,694	5,031,143	500,000		12.2	10.1
Joe Natale	13,552/22,369/4,004/37,154	3,363,888	1,583,804	656,250		5.1	2.4
Kevin Salvadori	3,418/54,213/3,446/20,935	3,554,641	2,500,163	475,000		7.5	5.3
Eros Spadotto	11,038/8,089/3,615/26,497	2,154,201	851,857	461,250		4.7	1.8

(1)	Excludes all options and any non-voting shares that may be acquired by an executive in 2011 in payment of ESUs that vested in 2010.
(2)	At the close of trading on December 31, 2010, the market price of common shares was $45.48 and the market price of non-voting shares was $43.25.
(3)	Excludes all options, RSUs and ESUs.
(4)	Mr. Entwistle applied substantially all of his 2010 base salary net of taxes and withholdings to the purchase of TELUS’ shares.

Conclusion

The Compensation Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the ELT to make a positive contribution to the Company’s overall success, thereby enhancing the value of the Company for its shareholders.

Signed, the members of the Human Resources and Compensation Committee

“Charlie Baillie”	“Micheline Bouchard”
Charlie Baillie (Chair)	Micheline Bouchard

“John Butler”	“Pierre Ducros”
John Butler	Pierre Ducros

EXECUTIVE COMPENSATION SUMMARY

Summary compensation table

						Non-equity incentive plan compensation
Name and principal position	Year	Salary	Share-based awards(1)		Option- based awards(3)	Annual incentive plans	Long-term incentive plans		Pension value	All other compensation(5)		Total compensation
Darren Entwistle	2010	$1,225,000	$6,893,997	(2)	—	$393,997	$500,000	(4)	$874,000	$53,451		$9,940,445
President and CEO	2009	$1,225,000	$2,465,438	(2)	$2,150,000	$315,438	n/a		$644,000	$53,451		$6,853,327
	2008	$1,225,000	$1,819,900	(2)	$2,500,000	$451,413	n/a		$840,000	$53,451	(6)	$6,889,764
Robert McFarlane	2010	$500,000	$1,287,676		—	$137,676	n/a		$202,000	$1,151		$2,128,503
Executive Vice-President and CFO	2009	$500,000	$490,250		$375,000	$115,250	n/a		$268,000	$1,151		$1,749,651
	2008	$500,000	$371,359		$375,000	$171,250	n/a		$333,000	$1,151		$1,751,760
Joe Natale	2010	$656,250	$2,440,191		$250,000	$190,191	n/a		$871,000	$2,015		$4,409,647
Executive Vice-President and Chief Commercial Officer, TELUS Customer Solutions	2009	$525,000	$748,569		$500,000	$98,569	n/a		$224,000	$2,015		$2,098,153
	2008	$525,000	$359,011		$375,000	$153,825	n/a		$305,000	$2,015		$1,719,851
Kevin Salvadori	2010	$475,000	$1,278,045		—	$128,045	n/a		$883,000	$1,151		$2,765,241
Executive Vice-President, Business Tranformation and Technology Operations	2009	$475,000	$479,856		$375,000	$104,856	n/a		$144,000	$1,151		$1,579,863
	2008	$438,333	$352,664		$375,000	$144,869	n/a		$226,000	$1,151		$1,538,017
Eros Spadotto	2010	$461,250	$1,129,675		—	$129,675	$350,000	(4)	$1,105,000	$2,015		$3,177,615
Executive Vice-President, Technology Strategy	2009	$420,000	$661,930		$550,000	$111,930	$350,000	(4)	$226,000	$2,015		$2,321,875
	2008	$420,000	$354,025		$450,000	$146,790	n/a		$244,000	$2,015		$1,616,830

(1)

The value of share-based awards (ESUs and RSUs) in the table above is determined based on the market value of the non-voting shares at the time of grant as described in the ESU Plan and RSU Plan. It is equal to the accounting fair value at the time of grant.

(2)	Amounts for Mr. Entwistle include the ESU grant that was awarded in cash. For 2010, it also includes a value of $500,000 in RSUs as part of a special one-time recognition and retention award.
(3)

The value of option-based awards in the table above is determined using a Canadian Modified Black-Scholes (with tax premium) treatment as developed by Aon Hewitt (the Hewitt model). The accounting fair value for these option-based awards at the time of grant would be as follows:

•                  Mr. Entwistle –$1,279,420 for 2009 compensation, and $1,278,159 for 2008 compensation

•                  Mr. McFarlane –$223,154 for 2009 compensation, and $191,737 for 2008 compensation

•                  Mr. Natale –$161,728 for 2010 compensation, $297,552 for 2009 compensation, and $191,737 for 2008 compensation

•                  Mr. Salvadori –$223,154 for 2009 compensation, and $191,737 for 2008 compensation

•                  Mr. Spadotto –$327,303 for 2009 compensation, and $230,069 for 2008 compensation.

The Company selected the Hewitt model in order to reflect the estimated value of the preferred Canadian tax treatment then available for income arising from the exercise of share options versus other forms of employment-related income.  The Hewitt model achieves this by adding a premium to the Black-Scholes value of a share option when compared to the value used for accounting purposes.  Using the Hewitt model results in a lesser number of share options awarded as compared to using the accounting fair value at the time of grant.  As well, the Hewitt model uses different assumptions than those for accounting purposes.  The key assumptions used under the Hewitt model that were used for the share option awards in the table above were as follows:

•                  Risk-free interest rate: 3.09 per cent for 2010 and 2009 compensation, and 3.66 per cent for 2008 compensation

•                  Expected option life: 7.0 years for 2010, 2009 and 2008

•                  Expected volatility: 30.67 per cent for 2010 and 2009 compensation, and 25.72 per cent for 2008 compensation

•                  Dividend yield: 5.76 per cent for 2010 and 2009 compensation, and 3.73 per cent for 2008 compensation.

(4)    Represents a cash recognition and retention award for Mr. Entwistle of $500,000 and for Mr. Spadotto an award totalling $1,050,000 for which this is the second of three instalments that commenced in 2009.

(5)    For 2010, all NEOs received telecommunications concession gross-ups in the amounts disclosed. Perquisites for all NEOs, except Mr. Entwistle, totalled under $50,000. In the case of Mr. Entwistle, the disclosed amount also included a vehicle allowance, spousal private medical coverage and an annual flexible perquisite account.

(6)    For 2008, Mr. Entwistle’s “All other compensation” amount has been restated for consistent inclusion of the flexible perquisite account for that year.

Incentive plan awards

The following table summarizes all option and share-based awards outstanding at the end of December 31, 2010 for each NEO.

Option-based awards					Share-based awards
Name	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options($)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested($)
Darren Entwistle	140,200	42.96	15/02/2013	40,658	122,390	5,293,368
	122,350	43.96	28/02/2015	—
	352,110	30.57	25/02/2016	4,464,755
	303,180	32.62	26/02/2017	3,222,803

Total	917,840			7,728,216
Robert McFarlane	50,000	24.00	13/02/2012	962,500	24,822	1,073,552
	15,200	35.56	16/02/2012	116,888
	26,300	42.96	15/02/2013	7,627
	43,580	46.06	09/03/2013	—
	21,600	56.61	28/02/2014	—
	31,810	43.96	28/02/2015	—
	52,820	30.57	25/02/2016	669,758
	52,880	32.62	26/02/2017	562,114

Total	294,190			2,318,887
Joe Natale	16,800	35.56	16/02/2012	129,192	41,158	1,780,084
	38,870	45.40	24/11/2012	—
	28,900	42.96	15/02/2013	8,381
	23,000	56.61	28/02/2014	—
	39,150	43.96	28/02/2015	—
	52,820	30.57	25/02/2016	669,758
	70,510	32.62	26/02/2017	749,521
	31,526	36.46	07/05/2017	214,062

Total	301,576			1,770,914
Kevin Salvadori	11,700	24.79	01/03/2011	215,982	24,381	1,054,478
	50,000	24.00	31/12/2011	962,500
	11,700	35.56	16/02/2012	89,973
	38,870	45.40	24/11/2012	—
	24,500	42.96	15/02/2013	7,105
	19,500	56.61	28/02/2014	—
	22,020	43.96	28/02/2015	—
	52,820	30.57	25/02/2016	669,758
	52,880	32.62	26/02/2017	562,114

Total	283,990			2,507,432
Eros Spadotto	12,500	35.56	16/02/2012	96,125	30,112	1,302,344
	85,530	43.43	15/12/2012	0
	19,500	56.61	28/02/2014	0
	34,260	43.96	28/02/2015	0
	63,380	30.57	25/02/2016	803,658
	77,560	32.62	26/02/2017	824,463

Total	292,730			1,724,246

The following table summarizes the value of all option and share-based awards vested or earned for each NEO during the 2010 fiscal year.  The terms of all plan-based awards under which options or other share-based awards are granted or vested are discussed on pages 68 to 75.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year(1) ($)	Non-equity incentive plan compensation –value earned during the year ($)
Darren Entwistle	—	1,458,329	393,997	(2)
Robert McFarlane	—	565,375	137,676
Joe Natale	—	665,696	190,191
Kevin Salvadori	—	625,225	128,045
Eros Spadotto	53,456	569,251	479,675	(2)

(1) Table reflects closing price of non-voting shares on vesting date, but share-based awards are paid out based on volume-weighted average trading price.  See pages 73 and 74 for details.

(2) Does not include a one-time recognition award for Mr. Entwistle in February 2011 of $500,000.  For Mr. Spadotto it includes $350,000, representing the second of three instalments of a cash recognition and retention award totalling $1,050,000.

TELUS Pension Plan

TELUS retirement plan benefits

The TELUS Supplementary Retirement Arrangement (SRA) establishes an overall retirement income benefit, which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.  NEOs participate in the Company’s contributory registered pension plans.  The SRA for the participating NEOs supplements these plans by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service to a maximum of 35.

Pensionable remuneration is base salary increased by a fixed 60 per cent for annual cash bonus for the CEO, and by 50 per cent for the participating NEOs other than the CEO.   As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered company pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65.  Early retirement is permitted as early as age 55 if the member has at least 10 years of pensionable service.  Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of service granted).  Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age when the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

	Number of years credited	Annual benefits payable ($)		Accrued obligation at start of		Non-	Accrued obligation at year
	service	(c)		year	Compensatory	compensatory	end
Name	(#)	At year end	At age 65	($)	change($)	change ($)	($)
(a)	(b)	(c1)	(c2)	(d)	(e)	(f)	(g)
Darren Entwistle	14 years and 10 months	Not yet eligible for retirement	581,000	4,675,000	874,000	773,000	6,322,000
Robert McFarlane	15 years and two months	Not yet eligible for retirement	228,000	2,054,000	202,000	278,000	2,534,000
Joe Natale	11 years and 10 months	Not yet eligible for retirement	202,000	1,351,000	871,000	330,000	2,552,000
Kevin Salvadori	13 years and two months	Not yet eligible for retirement	150,000	430,000	883,000	251,000	1,564,000
Eros Spadotto	13 years and two months	Not yet eligible for retirement	145,000	539,000	1,105,000	222,000	1,866,000

Granting of extra years of credited service

The SRA permits the Company to grant additional years of service. This is common industry practice to assist with both the attraction and retention of executives.

The employment agreements with Messrs. Entwistle, McFarlane, Natale, Salvadori and Spadotto all provide that they will accrue two years of pensionable service under the SRA for each full year of employment, in the time periods noted on page 66.  The additional pensionable service is not counted when determining early retirement adjustments to pensions and is not used for any other non-pension compensation elements that might be dependent on service.  The additional pensionable service accrued to December 31, 2010 is included in column b in the above table.

Recognition of past service

In 2008, the Company implemented a mechanism to migrate certain executives, including Messrs. Salvadori and Spadotto, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA.  For these individuals, arrangements were made to recognize past TELUS service within the SRA but only if they remain employed with TELUS on December 31, 2010.  This delay feature in the vesting of past service provided an additional component of retention and recognition. Such past service of 7.2 years is included in column b in the above table for Messrs. Salvadori and Spadotto as the benefit vested on December 31, 2010.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and pensionable service to the assumed retirement age of 60.  Key economic assumptions are disclosed in the 2010 audited consolidated financial statements under Note 13 — Employee future benefits.  Mortality rates after age 60 are assumed to follow the 1994 Uninsured Pensioner Mortality Table Projected to 2020 using Projection Scale AA; mortality, withdrawal, disability and retirement rates prior to retirement are assumed to be zero.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, plus any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises two parts:

•                  the change in accrued obligation due to the change in assumptions (the discount rate was decreased from 5.85 per cent in 2009 to 5.25 per cent in 2010), plus

•                  the employee contributions for the year.

Annual benefits payable

Annual benefits payable are shown in column c1 (at year-end) and c2 (at age 65) in the table above.  These amounts are based on credited service and pensionable earnings at the end of the most recently completed financial year.  Column c2 shows the amount that would be payable at age 65, while column c1 shows the amount, if any, that would be currently payable (i.e. if the executive is currently eligible for early retirement).

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over.

Pension plan table 2010

	Years of service
Remuneration ($)	10	15	20	25	30

500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

•                  The compensation covered by the SRA for each of the participating NEOs is based on his or her respective salary shown in the executive summary compensation table plus 60 per cent for the CEO and 50 per cent for each of the other participating NEOs.

•                  The benefits under the registered pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

•                  The pension at retirement at age 60 with less than 15 years of service will be reduced.

•                  The above benefits are not offset by any Canada Pension Plan / Quebec Pension Plan payments.

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with each of the NEOs.  Other than compensation, the agreements provide for the following key provisions:

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company without just cause, retirement of the executive, or death or disability of the executive.

An executive is required to give to the Company at least three months’ notice of resignation.  On receiving that notice, the Company may instead elect to terminate the executive earlier during that three-month period by paying to the executive the base salary for the abridged work period.  No severance is payable if an executive is terminated for cause.

If the employment of the executive were terminated without just cause, the executive would be paid a severance in the amount outlined in the tables below, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual cash bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary in lieu of any annual cash bonus (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

If the employment of an executive were terminated by reason of disability, the executive would be entitled to receive the base salary for a period of 18 months along with any annual cash bonus that would have become payable to the executive during that 18-month period (24 months in the case of Messrs. Entwistle and McFarlane), but only for those days during that 18-month period when the executive does not receive any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium and long-term incentives on the termination of employment are set forth in the plan texts for the Management Plan, ESU Plan and RSU Plan.  See pages 68 to 75 for a description.

The table below sets out the compensation and benefits that would be payable by the Company to each NEO, pursuant to their employment agreements and the applicable incentive plan texts, if the executive were terminated as of December 31, 2010 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement.  It also sets out the amounts that may be payable to each NEO upon a change of control as at December 31, 2010.  The amounts payable are not subject to reduction as a result of alternate employment acquired by the executive after his employment with the Company ceases.

Darren Entwistle — President and CEO

Executive payouts and benefits upon termination as of December 31, 2010	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	2,450,000		—	—
Annual cash bonus	—		—	933,450	(3)	—	—
Total cash compensation	—		—	3,383,450	(4)	—	—

Medium-term incentives (ESUs)	—		—	—	(5)	—	—	(6)

Long-term incentives
Options	—		—	—	(7)	—	7,687,558	(8)
RSUs	—		—	—	(9)	—	5,293,368	(8)
Total long-term incentives	—		—	—		—	12,980,926	(8)

Benefits	—		—	201,454	(10)	—	—
Continued accrual of pension service	—		—	1,059,000		—	—
Total compensation and benefits payable	—		—	4,643,904		—	12,980,926

Notes:

(1)        All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2010.

(2)        The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($306,250 assuming a three-month period).

(3)        Two times the average of Mr. Entwistle’s annual incentive compensation payments in the preceding three years.

(4)        Payable within 30 days of termination.

(5)        In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text. This amount was nil as at December 31, 2010 as the CEO did not have any ESUs.

(6)        All unvested ESUs will vest immediately upon a change of control as defined in the plan text.  This amount was nil as at December 31, 2010 as the CEO did not have any ESUs.

(7)        The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)        All unvested options and unvested RSUs will vest immediately upon a change of control as defined in the respective plan texts.  The option amount is based on 303,180 options issued at $32.62 in February 2010 and 352,110 options issued at $30.57 in February 2009 with a December 31, 2010 closing price for non-voting shares of $43.25.  All other unvested options held by the executive were not in-the-money as at December 31, 2010.

(9)        In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(10)  Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and monthly car allowance.

Robert McFarlane — Executive Vice-President and CFO

Executive payouts and benefits upon termination as of December 31, 2010	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	1,000,000		—	—
Annual cash bonus	—		—	500,000	(3)	—	—
Total cash compensation	—		—	1,500,000	(4)	—	—

Medium-term incentives	—		—	168,113	(5)	—	168,113	(6)

Long-term incentives
Options	—		—	—	(7)	—	1,231,872	(6)
RSUs(8)	—		—	—		—	905,439	(6)
Total long-term incentives	—		—	—		—	2,137,311	(6)

Benefits	—		—	59,102	(9)	—	—
Continued accrual of pension service	—		—	362,000		—	—
Total compensation and benefits payable	—		—	2,089,215		—	2,305,424

Notes:

(1)       All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2010.

(2)        The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($125,000 assuming a three-month period).

(3)        Fifty per cent of base salary in lieu of annual cash bonus for 24 months.

(4)        Payable within 30 days of termination.

(5)        In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)        Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2010.  The option amount is based on 52,880 options issued in February 2010 at $32.62 and 52,820 options issued in February 2009 at $30.57 with a December 31, 2010 closing price for non-voting shares of $43.25.  All other unvested options held by the executive were not in-the-money as at December 31, 2010.

(7)        The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)        In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)        Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

Joe Natale — Executive Vice-President and Chief Commercial Officer, Customer Solutions

Executive payouts and benefits upon termination as of December 31, 2010	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	984,375		—	—
Annual cash bonus	—		—	492,188	(3)	—	—
Total cash compensation	—		—	1,476,563	(4)	—	—

Medium-term incentives	—		—	173,173	(5)	—	173,173	(6)

Long-term incentives
Options	—		—	—	(7)	—	1,419,279	(6)
RSUs(8)	—		—	—		—	1,606,911	(6)
Total long-term incentives	—		—	—		—	3,026,190	(6)

Benefits	—		—	82,131	(9)	—	—
Continued accrual of pension service	—		—	398,000		—	—
Total compensation and benefits payable	—		—	2,129,867		—	3,199,363

Notes:

(1)        All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2010.

(2)        The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($164,063 assuming a three-month period).

(3)        Fifty per cent of base salary in lieu of annual cash bonus for 18 months.

(4)        Payable within 30 days of termination.

(5)        In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)        Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2010. The option amount is based on 70,510 options issued in February 2010 at $32.62 and 52,820 options issued in February 2009 at $30.57 with a December 31, 2010 closing price for non-voting shares of $43.25. All other unvested options held by the executive were not in-the-money as at December 31, 2010.

(7)        The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)        In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)        Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

Kevin Salvadori — Executive Vice-President, Business Transformation and Technology Operations

Executive payouts and benefits upon termination as of December 31, 2010	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	712,500		—	—
Annual cash bonus	—		—	356,250	(3)	—	—
Total cash compensation	—		—	1,068,750	(4)	—	—

Medium-term incentives	—		—	149,040	(5)	—	149,040	(6)

Long-term incentives
Options	—		—	—	(7)	—	1,231,872	(6)
RSUs(8)	—		—	—		—	905,439	(6)
Total long-term incentives	—		—	—		—	2,137,311	(6)

Benefits	—		—	73,672	(9)	—	—
Continued accrual of pension service	—		—	502,000		—	—
Total compensation and benefits payable	—		—	1,793,462		—	2,286,351

Notes:

(1)        All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2010.

(2)        The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($118,750 assuming a three-month period).

(3)        Fifty per cent of base salary in lieu of annual cash bonus for 18 months.

(4)        Payable within 30 days of termination.

(5)        In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)        Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2010.  The option amount is based on 52,880 options issued in February 2010 at $32.62 and 52,820 options issued in February 2009 at $30.57 with a December 31, 2010 closing price for non-voting shares of $43.25.  All other unvested options held by the executive were not in-the-money as at December 31, 2010.

(7)        The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)        In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)        Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

Eros Spadotto — Executive Vice-President, Technology Strategy

Executive payouts and benefits upon termination as of December 31, 2010	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	691,875		—	—
Annual cash bonus	—		—	345,938	(3)	—	—
Total cash compensation	—		—	1,037,813	(4)	—	—

Medium-term incentives	—		—	156,349	(5)	—	156,349	(6)

Long-term incentives
Options	—		—	—	(7)	—	1,628,121	(6)
RSUs(8)	—		—	—		—	1,145,995	(6)
Total long-term Incentives	—		—	—		—	2,774,116	(6)

Benefits	—		—	72,917	(9)	—	—
Continued accrual of pension service	—		—	316,000		—	—
Total compensation and benefits payable	—		—	1,933,079	(10)	—	2,930,465

Notes:

(1)        All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2010.

(2)        The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($115,313 assuming a three-month period).

(3)        Fifty per cent of base salary in lieu of annual cash bonus for 18 months.

(4)        Payable within 30 days of termination.

(5)        In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)        Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2010.  The option amount is based on 77,560 options issued in February 2010 at $32.62 and 63,380 options issued in February 2009 at $30.57 with a December 31, 2010 closing price for non-voting shares of $43.25.  All other unvested options held by the executive were not in-the-money as at December 31, 2010.

(7)        The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)        In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)        Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

(10)  In the event of termination without cause on December 31, 2010, Mr. Spadotto would also be entitled to one remaining cash payment of $350,000 that formed part of a retention package that was approved by the Human Resources and Compensation Committee in 2009.

Change of control

The Management Plan, RSU Plan and ESU Plan contain change of control provisions that are applicable to all TELUS team members including the NEOs.  See page 69 for a full description of these provisions and their effect.

The employment agreements of the NEOs, other than the CEO, do not contain any change of control provisions.  As previously disclosed, the employment contract of Mr. Entwistle  provides that upon a change of control, as defined in the same manner as the Management Plan, all of the then unvested share options, ESUs and RSUs held by Mr. Entwistle will vest immediately.  This provision was approved by the Board in 2006, based on the recommendation of the Compensation Committee.  In making its recommendation, the Compensation Committee considered industry practices provided by the compensation consultant, and concluded that such an arrangement is within industry norm for CEOs and is appropriate.

Confidentiality and non-compete

Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

Additional pensionable service

The agreements with Messrs. Entwistle, McFarlane, Natale, Salvadori and Spadotto provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below.  The additional service would not be counted for purposes of determining early retirement discounts to pension and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 58, the Company implemented a mechanism to migrate Messrs. Spadotto and Salvadori from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA.  Their employment agreements reflect these arrangements.

Named executive officer	Employment period

Darren Entwistle	September 1, 2006 to September 1, 2011

Robert McFarlane	January 1, 2005 to January 1, 2010

Joe Natale	September 1, 2006 to September 1, 2011

Kevin Salvadori	January 1, 2008 to January 1, 2013

Eros Spadotto	January 1, 2008 to January 1, 2013

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006.  In compliance with the July 30, 2002 enactment of SOX, no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified, since July 30, 2002.

TELUS’ EQUITY COMPENSATION PLANS

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the Toronto Stock Exchange’s (TSX) definition of equity compensation plans. For simplicity, this section groups all such plans together and provides a number of at-a-glance tables to highlight the key features and impact of these plans.

More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

	Type of plan		New equity	TELUS securities
Name	Equity-based compensation	Other	grants being issued	issuable from treasury
The Management Plan	X		Yes	Yes
The Directors Plan	X		Yes, but only regarding DSUs	Yes for outstanding options No for DSUs
The Team TELUS Plan	X		No	Yes
The TELUS/Clearnet Plan	X		No	Yes
Executive Stock Unit Plan (now the Performance Stock Unit Plan)		X	Yes	No
Restricted Stock Unit Plan		X	Yes	No

The following table provides information as at December 31, 2010 on the common and non-voting shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules). As at December 31, 2010, the dilution, as a result of total share option reserves, was approximately 9.1 per cent of all outstanding common and non-voting shares: less than 0.1 per cent for common shares and 19.9 per cent for non-voting shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by securityholders	Nil	n/a	Nil
Equity compensation plans not approved by securityholders	11,741,666	37.83	17,596,268
Total	11,741,666	—	17,596,268

The Management Plan (TELUS Management Share Option Plan)

While share options remain outstanding and exercisable under a number of equity compensation plans, the Management Plan is the only equity compensation plan of the Company under which TELUS continues to grant options. Since January 1, 2001, all option grants have related to non-voting shares.

Management Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Compensation Committee.
Term	Maximum term is 10 years from the grant date. Currently, options are typically granted with seven-year terms. Option term is automatically extended if an option expires during a black-out period.
Expiry

Unless otherwise determined by the Compensation Committee, upon the earliest of:

•                resignation of employment by a participant (other than retirement or by reason of disability)

•                90 days after termination of employment without just cause

•                termination of employment of the participant for just cause

•                12 months after the death of a participant, for options that have vested on death or within 12 months of death

•                the end of the option term.

Vesting	To be determined at the time of grant. Since 2003, most grants are cliff-vesting three years after the grant date.
Exercise price

Pre-November 2006:

•                  weighted average trading price of the underlying shares on the last business day before the grant date.

Post-November 2006:

•                  arithmetic average of the daily weighted average trading price on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

Change of control	Yes. See page 69.
Assignability	Not assignable.
Ownership restrictions

•                  The total number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS equity-based compensation plans (as defined by the TSX), cannot exceed five per cent of TELUS’ issued and outstanding common and non-voting shares at the grant date of the option.

•                  The total number of shares issued to insiders within any one-year period, under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of TELUS’ issued and outstanding common and non-voting shares.

•                  The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of TELUS’ issued and outstanding common and non-voting shares.

•                  A majority of options granted under this plan cannot be granted to insiders.
Total number of shares reserved for further options as of March 10, 2011	The Company currently has reserved 16,125,270 non-voting shares for further option grants representing 4.97 per cent of TELUS’ issued and outstanding common and non-voting shares.
Options outstanding as of March 10, 2011	Options to purchase 11,827,255 non-voting shares representing 3.65 per cent of TELUS’ issued and outstanding common and non-voting shares.
Number of options held by officers as of March 10, 2011	Options for 2,443,418 non-voting shares or 20.66 per cent of the total number of options outstanding under this plan.

The Management Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Plan and the Directors Share Option and Compensation Plan (see next section for details). The purpose of the Management Plan is to strengthen retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of TELUS’ shares.

Other features

The Management Plan contains three different methods under which exercised options may be settled by cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and dilution to shareholders.  These three different methods, introduced at different times, apply to different sets of options issued under the Management Plan, and contain different terms.

Option purchase rights

For certain options outstanding on January 1, 2001, the Management Plan permits the participant to elect to receive in cash the difference between the market price of the shares under option and the exercise price. The market price for this purpose is the average trading price on the TSX for the last business day before the determination of the price. The Company may override the election and require that the shares be purchased.

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the optionholder to receive non-voting shares or common shares, as applicable, in settlement for the exchanged options. The number of shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the applicable shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of shares determined by the difference between the number of options exchanged and the number of shares issued in that exchange are then added back to the applicable reservation of shares under the Management Plan.

Cash settlement feature

The Management Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company (cash settlement feature).  In November 2010, we stopped using this feature, due to changes proposed by the federal government to the tax treatment of cash settled options. An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options will be cancelled by the Company and, pursuant to an amendment approved in 2008, the shares underlying these options will be added back to the share reservation.

Change of control

The Management Plan contains change of control provisions (the Change of Control Provisions).  Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS; (ii) a formal take-over bid being made for TELUS’ voting securities; (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter); (iv) any transaction involving the Company, its subsidiaries or its shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity; or (v) any transactions that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

Upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria; (ii) accelerate the vesting of the options; (iii) make a determination as to the market price for the purpose of further actions with respect to the options; (iv) arrange for cash or other compensation in exchange for a surrender of any options; or (v) make any other determinations as appropriate.

If the Board does not take any of the above actions, the following will occur by default upon a change in control: (i) in the event of a take-over bid, all unvested options will vest for the purpose of a participant exercising the options and depositing the shares received on exercise to the take-over bid, but any shares not deposited to the take-over bid will be cancelled and the options will be reinstated as unvested options; or (ii) in any other case, all unvested options will vest.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable.

Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Plan at any time, provided that such amendment is not prejudicial to any existing optionholders. The Board may, without shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reservation by the number of shares underlying the exercised options, make any amendments for compliance with the U.S. Jobs Creation Act 2004, and make any non-material amendments to the Management Plan.  Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reservation by the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiration date or any amendment to permit any transfer of options other than by will or applicable laws.   In accordance with TSX rules, amendments to this amendment procedure provision require shareholder approval.

2010 amendments to Management Plan

At our annual and special meeting on May 5, 2010, our shareholders approved increasing the number of non-voting shares available for issuance under the Management Plan by 15 million non-voting shares, and two clarifications to the amendment provisions of the Management Plan.  The first clarified that the Board may make non-material amendments, such as housekeeping changes, clarifications to the Management

Plan or other minor changes to the Management Plan.  The second change made it more explicit that any amendments to the amending provisions of the Management Plan require shareholder approval.  Finally, a third change approved the removal of a restriction that limited the number of options that could be granted to insiders.

In 2010, the Board also approved: (i) a housekeeping amendment to the Change in Control Provisions to ensure the text more clearly reflects the terms as intended and previously disclosed; (ii) a change to the definition of retirement in the Management Plan to clarify when retirement begins for individuals participating in defined benefit plans, defined contribution plans or registered retirement savings plans; and (iii) miscellaneous housekeeping amendments for minor drafting and consistency purposes. Shareholder approval was not required for these amendments.  The TSX approved all of the above amendments.

The Directors Plan (Directors Share Option and Compensation Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of the shareholders. Although options remain outstanding under the Directors Plan, the Board discontinued granting options to directors in 2003 and the share reservation under this plan is only sufficient to meet the exercise of the outstanding options. The Directors Plan also provides that a director may elect to receive his or her annual retainer and meeting fees in DSUs, shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	Maximum term is 10 years from date of grant for options. DSUs do not have a fixed term. Option term is automatically extended if an option expires during a black-out period.
Expiry

For options, earliest of:

•                  12 months after the participant ceases to be a director due to death

•                  immediately upon a participant becoming a director, officer or employee of a competitor after he or she ceases to be a TELUS director

•                  the expiry date of the option, whether or not the participant is a director at that time.

DSUs are paid out and expire when a director ceases to be a director for any reason.

DSU payout amount	Number of DSUs multiplied by the then applicable market price for applicable shares.
Vesting	All options have vested.
Change of control	No.

Exercise price

For options, determined at the time of grant, but cannot be less than the market price of applicable shares at the time of grant.

DSUs, when granted, are based on the weighted average trading price of non-voting shares (or common shares for DSUs held before January 2001) on the business day prior to grant date.

Assignability	Not assignable, other than by will or the laws of succession on devolution.
Options and DSUs outstanding as of March 10, 2011	Options to purchase 11,800 non-voting shares representing 0.0004 per cent of TELUS’ issued and outstanding common and non-voting shares. 13,633 common DSUs and 400,499 non-voting DSUs.

Other features

For options outstanding on January 1, 2002, the Directors Plan permits the director to elect to receive in cash the difference between the market price of the common shares exercised and the exercise price. The common shares are not added back to the reservation if this election is selected. The Company may override the election and require that the common shares be issued from treasury in their entirety. The Directors Plan also contains a cash settlement feature.

DSUs are credited with dividends paid on the Company’s shares. If a participant elects to be paid out in shares, non-voting shares are acquired by the plan administrator in the open market for the participant. In 2006, the ability of the Company to issue shares from treasury in that circumstance was cancelled.

Amendment procedure

Subject to any regulatory or required shareholder approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination.  This power includes the right to amend the vesting of any option or the waiver of any conditions with respect to DSUs and the right to extend the termination date of any option to a date that is not beyond the original expiry date. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not reduce in the share reservation the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine exercise price of options, the addition of any right permitting a change of the price of any outstanding options, and any material expansion of the type of awards available under the plan. In accordance with TSX rules, amendments to this amendment procedure provision require shareholder approval.

Other existing share equity plans

In addition to the foregoing, there are two other plans under which options to acquire TELUS shares remain outstanding, although no further options are being granted under any of these plans.

The Team TELUS Plan (TELUS Corporation Employee Stock Option Plan)

The Company established the Team TELUS Plan in 2001, which provided for 100 options to be granted, from time to time, to eligible participants. Under the terms of the Team TELUS Plan, all eligible employees received the same number of options. The Company discontinued option grants under it in 2004.

Team TELUS Plan at a glance

Term	Description
Participants	Eligible regular, part-time, casual and temporary employees of TELUS, other than those who were eligible to receive grants under the Management Plan.
Term	Maximum term is 10 years from date of grant. Option term is automatically extended if an option expires during a black-out period.
Expiry

The earliest of:

•                  the day of any voluntary termination of employment by a participant, or the day a participant is terminated for just cause

•                  three years after the date of normal retirement of a participant

•                  12 months after the date of death or disability of a participant

•                  90 days after termination of a participant’s employment without cause (or the sale of the subsidiary, if applicable)

•                  the end of the option term.

Vesting	All of the options outstanding under this plan are now fully vested.
Change of control	No. All options have vested.
Exercise price	The weighted average trading price of the Company’s non-voting shares on the trading day immediately before the grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
Options outstanding as of March 10, 2011	Options to purchase 190,450 non-voting shares representing 0.059 per cent of TELUS’ issued and outstanding common and non-voting shares.

Other features and amendment procedure

The Team TELUS Plan has a cash settlement feature.  In November 2010, we stopped using this feature due to changes proposed by the federal government to the tax treatment of cash settled options. Effective June 2007, in accordance with TSX rules, the Board may not amend the Team TELUS Plan without shareholder approval.

The TELUS/Clearnet Plan (TELUS Corporation Share Option Plan for Former Clearnet Optionholders)

In 2000, the Company put in place the TELUS/Clearnet Plan for former employees of Clearnet Communications Inc. (Clearnet) upon the acquisition of Clearnet on October 20, 2000. Under the plan, holders of options under Clearnet’s option plan who continued to be employees of TELUS were given the right to exchange their Clearnet options for options under the TELUS/Clearnet Plan. No further options are being issued under this plan and the last options outstanding under this plan expired in May 2010.

Executive Stock Unit Plan (now the Performance Stock Unit Plan)

As noted on page 43, the ESU Plan is a medium-term incentive plan that awards ESUs that are pegged to the value of TELUS’ non-voting shares.

ESU Plan at a glance

Term	Description
Participants

Members of the executive team as approved by the Compensation Committee.  Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO.

Vesting

•                  Vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals.

•                  All ESUs vest and are paid out before the end of the second year after the grant year.

Change of control	Yes. See page 69.
Payout amount

Arithmetic average of the daily weighted average trading price of non-voting shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the executive team level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

•                for vested ESUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability), all unvested ESUs forfeited immediately upon such resignation

•                vested and unvested ESUs forfeited immediately on termination of employment for just cause

•                60 days after termination of employment without just cause for both vested and unvested ESUs

•                60 days after retirement or termination as a result of disability for all vested and unvested ESUs

•                60 days after the death of a participant, for all vested and unvested ESUs

•                within 30 days of normal vesting date.

The ESU Plan was first implemented in 2002 for executive leadership team members and expanded in 2004 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives.

The participants may elect to take payments under the ESU Plan in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

When dividends on non-voting shares are declared and paid during the life of an ESU, a participant receives an equivalent credit that is converted to additional ESUs in the participant’s account.  These dividend equivalents do not vest unless the ESUs vest.

Change of control

The ESU Plan contains Change of Control Provisions equivalent to those in the Management Plan, as amended in 2010. These provisions generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding ESUs into ESUs under a similar plan of a publicly traded successor corporation, the vesting of all unvested ESUs, or the provision of cash or other consideration in exchange for cancelling outstanding ESUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding ESUs will vest as set out for each defined change of control. For details, see the description of these provisions for the Management Plan in Change of control on page 69.

2010 amendments

We amended the definition of retirement in the ESU Plan in 2010 to clarify when retirement begins for individuals participating in defined benefit plans, defined contribution plans or registered retirement savings plans.

2011 amendments

In 2011, we further enhanced the alignment of compensation to shareholders’ interest by encouraging senior managers below the executive level (primarily senior vice-presidents, vice-presidents and directors) to voluntarily agree to meet designated share ownership targets (described on page 52) and further demonstrate their personal commitment to shareholder success.  Managers who meet share ownership requirements are eligible to receive annual grants of restricted units under the ESU Plan called performance stock units (MPSUs).  The first grant of MPSUs took place in February 2011.  We amended the ESU plan to allow for the issuance of these MPSUs, and to rename the ESU Plan as the Performance Stock Unit Plan.

The features of MPSUs are substantially similar to those of ESUs, except that the number of MPSUs allocated to eligible managers is determined differently than the number of ESUs allocated to executives, in two ways:

•                  For MPSUs, the CEO first establishes a dollar target by job level, which is then adjusted by the applicable corporate performance multiplier and the individual performance multiplier for the performance year to determine each manager’s adjusted MPSU value.

•                  The number of MPSUs allocated is calculated without discounting for any share price decline during the performance year.

We also amended the formula for determining the number of ESUs allocated to executives to incorporate the concept of the EBIT bonus pool.  See page 37.

Restricted Stock Unit Plan

As noted on page 44, the RSU Plan is a long-term incentive plan that awards RSUs that are pegged to the value of TELUS’ non-voting shares.

RSU Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee.
Vesting	Typically, vest and become payable in the second year after the grant year.
Change of control	Yes. See page 69.
Payout amount

Arithmetic average of the daily weighted average trading price of non-voting shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•                for vested RSUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability) — all unvested RSUs forfeited immediately upon such resignation

•                termination of employment of the participant for just cause - all vested and unvested RSUs forfeited immediately upon such termination

•                termination of employment without just cause — all vested RSUs shall be paid within 60 days upon termination and all unvested RSUs are forfeited on the date of termination

•                60 days after retirement or termination as a result of disability for all vested and unvested RSUs

•                60 days after the death of a participant, for all vested and unvested RSUs

•                within 30 days of normal vesting date.

The purpose of the RSU Plan is to align the interests of management with those of shareholders and to provide incentive compensation based on the value of non-voting shares. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the RSU Plan in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

When dividends on non-voting shares are paid during the life of a RSU, a participant receives an equivalent credit that is converted to additional RSUs in the participant’s account.  These dividend equivalents do not vest unless the RSUs vest.

Change of control

The RSU Plan contains Change of Control Provisions equivalent to those in the Management Plan and ESU Plan, as amended in 2010. For details, see the description of these provisions for the Management Plan in Change of control on page 69.

2010 amendments

We amended the definition of normal retirement in the RSU Plan in 2010 to clarify when retirement begins for individuals participating in defined benefit plans, defined contribution plans or registered retirement savings plans.

ADDITIONAL INFORMATION

Interest of certain persons in matters to be acted upon

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s  most recently completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of the directors.

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ Annual Information Form and the audited consolidated financial statements of the Company for the year ended December 31, 2010 and Management’s discussion and analysis thereon. Copies of these documents are available upon request to TELUS’ Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company’s public documents are filed with SEDAR and EDGAR and may be found on sedar.com and sec.gov.

APPENDICES

APPENDIX A: STATEMENT OF TELUS’ CORPORATE GOVERNANCE PRACTICES

TELUS is committed to effective and best practices in corporate governance and regularly assesses emerging best practices. As part of that commitment, TELUS has a philosophy of being an early adopter of best practices. TELUS is also committed to transparent and comprehensive disclosure of its corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS is in full compliance with all applicable Canadian and U.S. corporate governance rules, regulations and policies, such as National Instrument 52-110 Audit Committees (Independence Rule), National Instrument 58-101 Disclosure of Corporate Governance Practices (Governance Disclosure Rule)  and National Policy 58-201 Corporate Governance Guidelines (Governance Guidelines) issued by the Canadian Securities Administrators (CSA) as well as provisions in Section 303A of the New York Stock Exchange Governance Standards (the NYSE Governance Rules) applicable to foreign private issuers.  Although not required to do so, TELUS has voluntarily adopted the expanded definition of  independence in the NYSE Governance Rules, and is also in substantial compliance with most of the provisions of the NYSE Governance Rules that are not mandatory for foreign private issuers, except as follows:

•                  With respect to shareholders’ approval of equity-based compensation arrangements, TELUS follows the TSX rules, which require shareholders’ approval of equity-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE Governance Rules, which generally require shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

•                  TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE Governance Rules.

TELUS’ efforts in corporate governance and reporting continue to be externally recognized. In 2010, the Canadian Institute of Chartered Accountants (CICA) recognized TELUS with the Overall Award of Excellence for Corporate Reporting, its highest award in Canada, and Honourable Mention for Excellence in Corporate Governance Disclosure.

Disclosure of TELUS’ practices against the Governance Disclosure Rule

Board of Directors

Disclose the identity of directors who are independent.

The Board of Directors has determined that all of the proposed directors, other than Mr. Entwistle, are independent. Biographies of each director, including their business experience and the names of other organizations on whose boards they serve, can be found in the Election of directors on pages 8 to 14 of this information circular and by visiting telus.com/governance and clicking on Board members and committees.

Disclose the identity of directors who are not independent and describe the basis for that determination.

Mr. Entwistle, as President and CEO of TELUS, is the only director who is a member of management of the Company and as such, is not independent. He is the only director who is not an independent director pursuant to the Governance Disclosure Rules.

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the NYSE including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the Governance Disclosure Rule, the Independence Rule and the NYSE Governance Rules.  The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual.

The Board applied its expanded independence test to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in several provinces, the Company provides service to its directors and their families, and to many organizations with whom the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, the Board examines a variety of factors including the magnitude of the service provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party, and how easily a service may be replaced, in determining if any such relationship creates a material relationship. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Mr. Entwistle, there is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

Disclose whether a majority of directors are independent.

Eleven of the 12 nominees proposed for election as directors at the meeting are independent.  Since 2000, the Board has required that at least a majority of its directors be independent.  This requirement is captured in the TELUS Board Policy Manual.

If a director is presently a director of any other issuer that is a reporting issuer in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Each nominee, other than Mr. Entwistle, is a director of one or more other reporting issuers. See the tables on pages 8 to 14 for a list of all other companies for which the 12 nominees act as directors.

Disclose whether or not independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the numbers of meetings held since the beginning of 2010.

Under the TELUS Board Policy Manual, the Board is required to hold at least one annual in-camera session without non-independent directors present. As a regular feature at each regularly scheduled Board meeting, the Board meets without management, other than the CEO and the Corporate Secretary, followed immediately by an in-camera session without the CEO or any other member of management present. The Chair presides over these in-camera sessions of the Board. In 2010, the Board held seven in-camera sessions without any member of management present.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his or her role and responsibilities.

The Board has determined that Brian Canfield, the current Board Chair, is an independent director under both the Governance Disclosure Rule and the NYSE Governance Rules.

The Board has adopted a number of policies to better ensure the independence of the Board. The Board Chair is required to be independent. In addition, the positions of Chair and CEO must be separate. Mr. Canfield was CEO of BC TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company for a brief period from September 1999 to July 10, 2000 while the Company searched for a new CEO. Mr. Canfield has long passed the three-year cooling-off period required by the Governance Disclosure Rule and the NYSE Governance Rules for establishing his independence from management.

Going forward, the Board Policy Manual requires the CEO to offer to resign from the Board when he or she ceases to be CEO and in any event, he or she will not be eligible for re-election at the next annual general meeting following his or her resignation.

The duties and mandate of the Chair are set out in the TELUS Board Policy Manual. They include leading the Board in its management and supervision of the business and affairs of the Company and its oversight of management, and promoting effective relations with shareholders.

Disclose the attendance record of each director for all board meetings held since the beginning of 2010.

See pages 8 to 14 for attendance records for each director.  Directors are expected to attend all Board and committee meetings.

Board mandate

Disclose the text of the board’s written mandate.

The TELUS Board Policy Manual provides guidelines to the Board and was developed to assist Board members in fulfilling their obligations, both individually and collectively, and to make very explicit the expectations on the Board, Board committees, individual directors, the Chair, the committee chairs, and the CEO. The terms of reference for the Board of Directors are contained in the manual and are also attached as Appendix B to this information circular. A copy of the TELUS Board Policy Manual in its entirety is available at telus.com/governance.

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The terms of reference of the committees set out the mandates, duties and authority of the committees, and the scope of their authority. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. The committees report to the Board on their activities on a regular basis.

To further delineate the responsibilities of the Board, the Board has adopted a Delegations Policy under which the Board delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval including major capital expenditures, acquisitions, investments or divestitures.

The Board has also approved a Policy on Corporate Disclosure and Confidentiality of Information, a copy of which is available at telus.com/governance. The policy is reviewed annually with the assistance of the

Chief Internal Auditor for continuous improvements. The policy sets out the Company’s policies and practices on corporate disclosure and applies to all TELUS team members, including directors, officers and employees. The policy’s objectives include (i) disclosing information in a timely, consistent and appropriate manner; and (ii) disseminating material information pursuant to all applicable legal requirements. Material changes to the policy, as approved by the Disclosure Committee, must be reported to the Audit Committee and approved by the Board.

Position descriptions

Disclose whether or not the board has developed written descriptions for the chair and the chair of each board committee.

The Board has developed a description of the role and responsibilities of the Board Chair, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance. The Chair’s duties include: leading the Board in its management and supervision of the business and affairs of the Company, leading the Board in its oversight of management, and promoting effective relations with shareholders.

Disclose whether or not the board and CEO have developed a written position description for the CEO.

The Board has developed a written position description of the role and responsibilities of the CEO, and it is contained in the TELUS Board Policy Manual.  The CEO’s duties include: providing leadership and managing the business and affairs of the Company; directing and monitoring the activities of the Company to achieve the Company’s objectives and goals; and recommending to the Board the strategic direction of the Company and implementing strategic, business and operational plans. The Board annually approves the Company’s goals and objectives, which the CEO is responsible for meeting. As well, his annual performance objectives relevant to compensation, which are reviewed and approved by the Compensation Committee, supplement his mandate. With input from the remaining directors as part of the process, the Compensation Committee evaluates the performance of the CEO against his annual objectives and reports its conclusions back to the Board. For further details, see Human Resources and Compensation Committee: Mandate and Report on page 30.

Orientation and continuing education

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors generally receive a full-day orientation session on joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy, business imperatives, plan and risks, financial condition and financing strategy, board and committee governance including mandates, roles and policies, corporate policies, compliance and governance philosophy and practices. In addition, the Board’s practice is to appoint new directors to the Audit Committee for at least their first year on the TELUS Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company operations in their entirety, and offer to new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees, in the form of a customized orientation session for the new members.  The session typically includes an overview of the committee’s mandate and work plan for the year as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

Briefly describe what measure, if any, the board takes to provide continuing education for its directors.

As outlined in its mandate, the Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry initiatives. Directors identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys. Directors may also attend external education programs at TELUS’ expense.

Management conducted or organized the following education sessions in 2010.  A key feature was technology education delivered through a series of primers and demonstrations at TELUS’ Innovation Centres.  Another focus was to provide updates on changes in the competitive landscape, customer requirements, technological changes and industry developments, and regulatory updates, regularly at each quarterly Board meeting.

Board education and orientation in 2010

Date	Subject	Attendees	Presented by
February 9 May 4 August 3 November 2	Quarterly governance updates, including emerging best practices, developments and proposed amendments to Canadian and U.S. securities rules and regulation, and developments related to say-on-pay	Corporate Governance Committee	• Senior Vice-President, Chief General Counsel and Corporate Secretary
February 9 May 4 August 3 November 2	Quarterly updates on audit governance, regulatory compliance and privacy law, major accounting policies, including implementation of IFRS	Audit Committee	• Vice-President, Risk Management and Chief Internal Auditor • Chief Compliance Officer • Senior Vice-President and Corporate Controller • Vice-President, Corporate Accounting and Financial Reporting
February 9 May 4 August 3 November 2	Quarterly updates on pension trends, including governance trends and benchmarking relative to peers, actuarial standards of practice and trends in pension fund management	Pension Committee	• Senior Vice-President and Treasurer • Vice-President, Corporate Accounting and Financial Reporting • Director, Finance
February 9 May 4 August 3 November 2	Quarterly updates on compensation trends, including emerging best practices for executive compensation disclosure and developments related to say-on-pay	Compensation Committee	• Vice-President, Compensation and Benefits • Senior Vice-President, Chief General Counsel and Corporate Secretary • External compensation consultant

February 9 May 4 August 3 November 2	Quarterly strategic context update including competitive environment, technological and industry developments, regulatory developments, peer performance	Entire Board	• Executive Vice-President and CFO
August 3 September 7 November 2	Technology update and trends including demonstration of new services and capabilities at our Innovation Centres	Entire Board	• Executive Vice-President, Business Transformation and Technology Operations • Executive Vice-President, Technology Strategy
May 4	Update on legislative and regulatory developments in pension law	Pension Committee	• External legal counsel
August 3	Severance and change in control update	Compensation Committee	• External compensation consultant
September 7	Investor perspectives	Entire Board	• Executive Vice-President and CFO
December 7	Updates on directors’ duties, secondary market civil liability disclosure and proxy disclosure	Entire Board	• Senior Vice-President, Chief General Counsel and Corporate Secretary

Ethical business conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code: (i) disclose how a person may obtain a copy of the code; (ii) describe how the board monitors compliance with its code and (iii) provide a cross-reference to any material change report filed since the beginning of 2010 that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

TELUS has an Ethics Policy that applies to all TELUS team members including directors, officers and employees. The Ethics Policy outlines the responsibilities and guidelines that describe the ethical standard expected of all TELUS team members including how to deal with conflicts of interest and the disclosure required by TELUS team members of actual or potential conflicts. The Policy is available at telus.com/governance. As part of that policy, TELUS established the TELUS EthicsLine in 2003, which provides the public and TELUS team members with a channel for anonymous and confidential questions or complaints on accounting, internal controls or ethical issues, a summary of which are reported on a quarterly basis to the Audit Committee. In 2007, TELUS enhanced the independence and accessibility of EthicsLine by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office.  EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact.  TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages.

TELUS’ Ethics Office provides team members with assistance in ethical decision-making by providing guidance concerning the Ethics Policy. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and closely monitors TELUS’ EthicsLine. The Ethics Office oversees ethics training, including an online bilingual course called TELUS Integrity 2010 that is mandatory for all TELUS team members, including TELUS International, and was extended to contractors with access to our information systems.  The course combines ethics, respectful workplace, corporate security and privacy modules.  The Ethics Office requires each director, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the Ethics Policy and understands the policy’s expectations. The Vice-President, Risk Management and Chief Internal Auditor reports quarterly to the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office. The Audit Committee of the Board is required to review the Ethics Policy on an annual basis and recommend changes for approval to the Board as appropriate. No waivers of the Ethics Policy are intended, and any waiver that is granted to an executive officer or director under the Ethics Policy must be pre-approved by the Board of Directors or their delegate, which must be a Board committee and must be disclosed subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information.  For all other employees, waiver of the Ethics Policy must receive prior approval from the Senior Vice-President, Chief General Counsel and Corporate Secretary together with the Vice-President, Risk Management and Chief Internal Auditor and must be promptly reported to the Audit Committee.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Business Corporations Act (British Columbia) and the Company’s Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

Nomination of directors

Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees, and proposes nominees for election as directors, in accordance with the TELUS Board Policy Manual. The Corporate Governance Committee and the Board are guided by the objectives of forming an effectively functioning Board that presents a diversity of views and business experience, and selecting a size that is sufficiently small for the Board to operate effectively but sufficiently large to ensure there is enough capacity to fully meet the work demands of the Board and its four committees. The Corporate Governance Committee is also responsible for assessing and making recommendations regarding Board effectiveness and establishing a process for identifying, recruiting, nominating and appointing new directors.

When recruiting new directors, the Corporate Governance Committee considers, among other things, the vision and business strategy of the Company, the skills and competencies of the current directors, the existence of any gaps in Board skills and the attributes and experience new directors should have in order to best enhance the Company’s business plan and strategies. Key sources that support this review are the Board and director evaluations and skills self-assessments. The matrix helps to identify any gaps in the Board’s current skills mix. Also important are the Corporate Governance Committee’s consultations with the Board Chair and the CEO. Furthermore, during the annual evaluation process, the Board Chair canvasses directors individually on their intentions, in order to identify impending vacancies on the Board as far in advance as possible and allow sufficient time for identification and recruitment of new directors.

The Corporate Governance Committee, with input from the CEO and Chair, formulates the most desirable mix of attributes and experience, including track record of business success, diversity of experience and background, and relevant industry experience, and may retain an external search firm to assist in the identification of candidates meeting the requisite criteria. As well, the Corporate Governance Committee invites the directors to suggest potential candidates and may draw on lists of potential candidates identified from past searches. Prospective candidates are solicited to determine their interest and time availability. They meet with the Chair and the President and CEO and any other directors that the Corporate Governance Committee deems appropriate, and must agree to the commitment that the Company expects of its directors. The Corporate Governance Committee reports to the Board throughout the process, and reviews with the Board the identified candidates as well as its recommendations. The Corporate Governance Committee also conducts a background check on the recommended candidate and assesses the financial literacy and independence of the candidate when making its final recommendation to the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee is responsible for nomination of directors and is comprised entirely of independent directors.

The terms of reference for the Corporate Governance Committee are set out at telus.com/governance. For a summary of the responsibilities, powers and operation of the Committee see Corporate Governance Committee: Mandate and Report on page 23.

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Executive compensation

The Board has delegated to the Compensation Committee, whose members are all independent, the responsibility for reviewing and recommending to the Board the compensation of the CEO, and approving the compensation of the remaining executive management. The Compensation Committee is a proponent of pay-for-performance by linking executive compensation directly to the achievement of business objectives and has adopted a market-based approach to executive compensation to ensure that the Company provides competitive compensation. See page 36 for a full description of the Company’s compensation philosophy and process.

Director compensation

The Board has delegated to the Corporate Governance Committee the responsibility for reviewing and recommending to the Board the compensation and benefits of Board members. The Corporate Governance Committee annually reviews Board compensation.  See Director compensation on page 16 for further information on directors’ fees and equity ownership.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.

The Corporate Governance Committee and the Compensation Committee are each composed entirely of independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

In addition to setting executive compensation, the Compensation Committee: recommends to the Board for approval the appointment of executives, reviews and recommends to the Board for approval annually the CEO’s succession plan, and reviews, approves and reports to the Board on an annual basis, or more frequently as required, succession plans for the remaining executive management. See page 31.

For more information on the Compensation Committee’s responsibilities, including the process by which it determines compensation of TELUS’ executive team, see the Human Resources and Compensation Committee: Mandate and Report on page 30.

See page 16 for a description of the responsibilities, powers and operation of the Corporate Governance Committee with respect to the determination of director compensation.

If a compensation consultant or advisor has, at any time since the beginning of 2010, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

The Compensation Committee engaged the services of an external compensation consultant, Meridian Compensation Partners, LLC, to assist the Committee in its review of executive compensation practices, executive compensation design, market trends and regulatory considerations. The Corporate Governance Committee engaged the services of Meridian Compensation Partners, LLC to conduct similar reviews of director compensation. For further information regarding the compensation consultant, including its mandate and independence, work performed and fees received in 2010, see Human Resources and Compensation Committee: Mandate and Report on page 30.

Other Board committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit, Corporate Governance and Compensation Committees, the Board has a Pension Committee. The creation of a standing board committee to oversee pension matters was the innovation of BC TELECOM, a TELUS predecessor. TELUS has multiple pension plans that are complex, with a significant amount of pension assets under administration. They impact the financial well-being of TELUS employees and TELUS financial results (assets, liabilities, returns and funding), and are affected by changing capital market conditions. Accordingly, the TELUS Board has long believed that a separate board committee whose focus is exclusively dedicated to ensuring the integrity and sound management, investment performance and pension governance of TELUS pension assets is an important element of its overall commitment to excellence in governance and risk management practices. The Pension Committee’s specific duties include oversight of the actuarial soundness, investment policy and performance of the pension plans within its mandate, compliance with government legislation and fiduciary responsibilities, and pension governance.

Detailed descriptions of each standing committee’s mandate are found in this information circular on pages 23, 25, 27 and 30, while the full text of each standing committee’s terms of reference can be found at telus.com/governance.

All committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities. In 2009, the Corporate Governance Committee retained Hewitt Associates (now Aon Hewitt) to assist in the annual market study of directors’ compensation for 2010 (see page 16), the results of which were reviewed in 2010.  In 2010, the Human Resources and Compensation Committee retained Aon Hewitt as compensation consultant to the Committee.  In early 2010, Aon Hewitt spun off a portion of its executive compensation consulting practice into a separate, entirely independent entity named Meridian Compensation Partners, LLC (Meridian).  The Committee retained Meridian going forward as its independent external executive compensation consultant. A description of their work for the Compensation Committee is on page 30.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board, its committees and individual directors. Details of the process appear on page 19.

APPENDIX B

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

1.                                    Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.  The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management.  The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.                                    No delegation

2.1                               The Board may not delegate the following matters to any committee:

a)                                      any submission to the shareholders of a question or matter requiring the approval of the shareholders;

b)                                     the filling of a vacancy on the Board or any Board committee;

c)                                      the allotment and issuance of securities;

d)                                     the declaration and payment of dividends;

e)                                      the purchase, redemption or any other form of acquisition of shares issued by the Company;

f)                                        the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

g)                                     the approval of management proxy circulars;

h)                                     the approval of any take-over bid circular or directors’ circular;

i)                                         the approval of the financial statements and management’s discussion and analysis of the Company;

j)                                         the appointment or removal of the CEO;

k)                                      the power of the directors set forth in the Company’s charter documents with respect to ownership and voting restrictions;

l)                                         the establishment of any Board committee and its mandate;

m)                                   the adoption, amendment or repeal of the charter documents of the Company; and

n)                                     any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.                                    Board of directors

3.1                             Composition

a)                                      The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors.

b)                                     Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.  Upon ceasing to be CEO, he or she will be expected to volunteer to resign from the Board and, in any event, will not be eligible for re-election to the Board upon ceasing to be CEO.

c)                                      The CEO will be the only management director on the Board, provided, however, that the directors may fill a casual vacancy on the Board with another member of management, to hold such position until the next annual general meeting of the Company.

d)                                     The Chair of the Board must be an Independent Director.

3.2                             Meetings

a)                                      The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of six times a year.  Some of the Board’s meetings should be held in locations other than Vancouver.

b)                                     The Chair and CEO, with the assistance of the Corporate Secretary, will be responsible for the agenda for each Board meeting.

c)                                      The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d)                                     The Board should have an in-camera session without management present, including any management directors, as a regular feature of each regularly scheduled Board meeting.

e)                                      Once a year at a regularly scheduled Board meeting, the Board should hold an in-camera session without non-Independent directors in attendance.

f)                                        The quorum necessary for the transaction of business of the directors will be a majority of the directors.

g)                                     To the extent possible, Board materials will be made available in electronic format.

3.3                             Election or Appointment of Directors

The Board, following recommendation by the Corporate Governance Committee, will:

a)                                      approve the management slate of nominees proposed for election at annual general meetings of the Company;

b)                                     approve candidates to fill any casual vacancy occurring on the Board; and

c)                                      fix the number of directors as permitted by the Company’s charter documents.

3.4                             Compensation and Share Ownership Requirement

Appendix I — Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5                             Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)                                      Audit Committee — Appendix E

b)                                     Corporate Governance Committee — Appendix F

c)                                      Human Resources and Compensation Committee — Appendix G

d)                                     Pension Committee — Appendix H

The Board may establish a new standing or ad hoc committee, after considering the recommendation of the Corporate Governance Committee.  Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee.  See Appendix D — Terms of Reference for Committees of the Board of Directors.

4.                                    Selection of Management

4.1.                              In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2                                 Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3                                 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4                                 The Board is responsible for overseeing succession planning.

5.                                      Strategy determination

The Board will:

5.1                                 annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto;

5.2                                 monitor and assess the resources required to implement the Company’s strategic plan;

5.3                                 monitor and assess developments which may affect the Company’s strategic plan;

5.4                                 evaluate and, as required, enhance the effectiveness of the strategic planning process; and

5.5                                 monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.                                      Material transactions

6.1                                 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.                                      Public reporting

The Board is responsible for:

7.1                                 ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

7.2                                 ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

7.3                                 ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company;

7.4                                 reporting annually to shareholders on its stewardship for the preceding year;

7.5                                 reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve them; and

7.6                                 providing for measures that promote engagement with, and feedback from shareholders.

8.                                      Risk oversight and management

8.1                                 The Board is responsible for ensuring the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks.   In discharging this duty, the Board will review and assess annually:

a)                                       the Company’s risk tolerance;

b)                                      the quality and adequacy of risk-related information provided to the Board by management, to ensure that the Board (directly or through its committees) is made aware of the Company’s material risks on a timely basis, and has a sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and

c)                                       the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to ensure that the risk oversight function is coordinated and appropriately covered through these bodies, and to ensure a shared understanding as to accountabilities and roles.

8.2                               In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3                               The Board is also responsible for ensuring the integrity of the Company’s internal control, disclosure control and management information systems.

9.                                      Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.                               Legal requirements

10.1                         The Board will monitor and ensure compliance with all applicable laws and regulations.

10.2                         The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.                               Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees and the Chair.  See Appendix L - Board and Director Evaluation Process.